Exhibit 2

Shaw Communications Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

November 29, 2012

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Shaw Communications Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with International Financial Reporting Standards. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited by Ernst & Young LLP, the external auditors, in accordance with Canadian generally accepted auditing standards on behalf of the shareholders. Ernst & Young LLP has full and free access to the Audit Committee.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal

Shaw Communications Inc.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at August 31, 2012.

[Signed]	[Signed]

Brad Shaw Chief Executive Officer	Steve Wilson Senior Vice President and Chief Financial Officer

Shaw Communications Inc.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of

Shaw Communications Inc.

We have audited the accompanying consolidated financial statements of Shaw Communications Inc., which comprise the consolidated statements of financial position as at August 31, 2012 and 2011, and September 1, 2010, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended August 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Shaw Communications Inc. as at August 31, 2012 and 2011, and September 1, 2010, and its financial performance and its cash flows for the years ended August 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Shaw Communication Inc.’s internal control over financial reporting as of August 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 29, 2012 expressed an unqualified opinion on Shaw Communications Inc’s internal control over financial reporting.

Calgary, Canada
November 29, 2012
Chartered Accountants

Shaw Communications Inc.

INDEPENDENT AUDITORS’ REPORT ON INTERNAL CONTROLS

UNDER STANDARDS OF THE PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD (UNITED STATES)

To the Shareholders of

Shaw Communications Inc.

We have audited Shaw Communications Inc.’s internal control over financial reporting as at August 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Shaw Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Shaw Communications Inc. maintained, in all material respects, effective internal control over financial reporting as at August 31, 2012, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Accounting Oversight Board (United States), the consolidated statements of financial position of Shaw Communications Inc. as at August 31, 2012 and 2011, and September 1, 2010, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years ended August 31, 2012 and 2011, and our report dated November 29, 2012 expressed an unqualified opinion thereon.

Calgary, Canada
November 29, 2012
Chartered Accountants

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

[millions of Canadian dollars]	August 31, 2012 $	August 31, 2011 $	September 1, 2010 $
		[note 31]	[note 31]

ASSETS
Current
Cash	427	443	217
Accounts receivable [note 4]	433	443	196
Inventories [note 5]	102	97	54
Other current assets [note 6]	89	82	34
Derivative instruments [note 28]	–	2	67
Assets held for sale [note 3]	–	15	–

	1,051	1,082	568
Investments and other assets [note 7]	13	13	743
Property, plant and equipment [note 8]	3,242	3,200	3,005
Assets held for sale [note 3]	1	1	–
Other long-term assets [note 9]	331	258	233
Deferred income tax assets [note 23]	14	30	–
Intangibles [note 10]	7,355	7,292	5,596
Goodwill [note 10]	715	712	169

	12,722	12,588	10,314

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [notes 11 and 26]	811	878	700
Provisions [note 12]	19	18	19
Income taxes payable	156	124	249
Unearned revenue	157	155	145
Current portion of long-term debt [notes 13 and 28]	451	1	1
Current portion of derivative instruments [note 28]	1	8	80
Other liability [note 28]	–	161	–

	1,595	1,345	1,194
Long-term debt [notes 13 and 28]	4,812	5,256	3,982
Other long-term liabilities [note 14]	552	507	429
Provisions [note 12]	8	8	–
Derivative instruments [note 28]	–	–	7
Deferred credits [note 15]	635	630	632
Deferred income tax liabilities [note 23]	1,085	1,164	1,065

	8,687	8,910	7,309

Commitments and contingencies [notes 13, 25 and 26]
Shareholders’ equity
Common and preferred shareholders	3,754	3,406	3,005
Non-controlling interests in subsidiaries	281	272	–

	4,035	3,678	3,005

	12,722	12,588	10,314

See accompanying notes
On behalf of the Board:
[Signed]	[Signed]
JR Shaw	Michael O’Brien
Director	Director

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF INCOME

Years ended August 31 [millions of Canadian dollars except per share amounts]	2012 $	2011 $
		[note 31]
Revenue [note 24]	4,998	4,741
Operating, general and administrative expenses [note 21]	2,871	2,690

Operating income before amortization [note 24]	2,127	2,051
Amortization –
Deferred equipment revenue [note 15]	115	107
Deferred equipment costs [note 9]	(231)	(205)
Property, plant and equipment, intangibles and other [notes 8, 9, 10 and 15]	(692)	(637)

Operating income	1,319	1,316
Amortization of financing costs – long-term debt [note 13]	(5)	(4)
Interest expense [notes 13 and 24]	(330)	(332)
Gain on redemption of debt [note 13]	–	33
CRTC benefit obligations [note 3]	(2)	(139)
Business acquisition, integration and restructuring expenses [notes 3 and 11]	–	(91)
Gain on remeasurement of interests in equity investments [note 3]	6	–
Gain (loss) on derivative instruments [note 28]	1	(22)
Accretion of long-term liabilities and provisions	(14)	(15)
Foreign exchange gain on unhedged long-term debt	–	17
Equity income from associates [note 7]	–	14
Other gains [note 22]	–	11

Income before income taxes	975	788
Current income tax expense [note 23]	257	220
Deferred income tax expense (recovery)	(43)	9

Net income from continuing operations	761	559
Loss from discontinued operations [note 3]	–	(89)

Net income	761	470

Net income attributable to:
Equity shareholders	728	451
Non-controlling interests in subsidiaries	33	19

	761	470

Earnings per share – basic [note 18]
Earnings per share from continuing operations	1.62	1.23
Loss per share from discontinued operations	–	(0.21)

Earnings per share	1.62	1.02

Earnings per share – diluted [note 18]
Earnings per share from continuing operations	1.61	1.23
Loss per share from discontinued operations	–	(0.21)

Earnings per share	1.61	1.02

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended August 31 [millions of Canadian dollars]	2012 $	2011 $
		[note 31]
Net income	761	470
Other comprehensive income (loss) [note 20]
Change in unrealized fair value of derivatives designated as cash flow hedges	–	(12)
Adjustment for hedged items recognized in the period	(2)	4
Actuarial losses on employee benefit plans	(62)	(30)

	(64)	(38)

Comprehensive income	697	432

Comprehensive income attributable to:
Equity shareholders	664	413
Non-controlling interests in subsidiaries	33	19

	697	432

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Year ended August 31, 2012
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2011	2,633	73	729	(29)	3,406	272	3,678
Net income	–	–	728	–	728	33	761
Other comprehensive loss	–	–	–	(64)	(64)	–	(64)

Comprehensive income (loss)	–	–	728	(64)	664	33	697
Dividends	–	–	(339)	–	(339)	–	(339)
Dividend reinvestment plan	98	–	(98)	–	–	–	–
Shares issued under stock option plan	19	(2)	–	–	17	–	17
Share-based compensation	–	6	–	–	6	–	6
Distributions declared by subsidiaries to non-controlling interests	–	–	–	–	–	(24)	(24)

Balance as at August 31, 2012	2,750	77	1,020	(93)	3,754	281	4,035

Year ended August 31, 2011
	Attributable to equity shareholders
[millions of Canadian dollars]	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive income (loss)	Total	Equity attributable to non- controlling interests	Total equity
Balance as at September 1, 2010	2,250	67	679	9	3,005	–	3,005
Business acquisition	–	–	–	–	–	277	277
Net income	–	–	451	–	451	19	470
Other comprehensive loss	–	–	–	(38)	(38)	–	(38)

Comprehensive income (loss)	–	–	451	(38)	413	19	432
Dividends	–	–	(362)	–	(362)	–	(362)
Dividend reinvestment plan	39	–	(39)	–	–	–	–
Issue of preferred shares	300	–	–	–	300	–	300
Share issue costs (net of taxes)	(7)	–	–	–	(7)	–	(7)
Shares issued under stock option plan	51	(5)	–	–	46	–	46
Share-based compensation	–	11	–	–	11	–	11
Distributions declared by subsidiaries to non-controlling interests	–	–	–	–	–	(24)	(24)

Balance as at August 31, 2011	2,633	73	729	(29)	3,406	272	3,678

See accompanying notes

Shaw Communications Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2012	2011
Years ended August 31 [millions of Canadian dollars]	$	$

OPERATING ACTIVITIES [note 29]
Funds flow from continuing operations	1,299	1,433
Net decrease (increase) in non-cash working capital balances related to continuing operations	18	(192)

	1,317	1,241

INVESTING ACTIVITIES
Additions to property, plant and equipment [note 24]	(730)	(705)
Additions to equipment costs (net) [note 24]	(178)	(120)
Additions to other intangibles [note 24]	(65)	(65)
Net increase to inventories	(5)	(43)
Business acquisitions, net of cash acquired [note 3]	(18)	(453)
Proceeds on disposal of property, plant and equipment [note 24]	9	27
Proceeds from investments and other assets	4	9

	(983)	(1,350)

FINANCING ACTIVITIES
Increase in long-term debt, net of discounts	–	2,352
Senior notes and Series A Preferred Shares issuance costs	–	(17)
Debt repayments	(1)	(1,805)
Issuance of Series A Preferred Shares	–	300
Debt retirement costs [note 13]	–	(19)
Bank credit facility arrangement costs	(4)	–
Issue of Class B Non-Voting Shares, net of after-tax expenses	17	46
Dividends paid on Class A Shares and Class B Non-Voting Shares	(318)	(352)
Dividends paid on Series A Preferred Shares	(15)	–
Distributions paid to non-controlling interests in subsidiaries	(26)	(22)

	(347)	483

Increase (decrease) in cash from continuing operations	(13)	374
Decrease in cash from discontinued operations [note 3]	(3)	(148)

Increase (decrease) in cash	(16)	226
Cash, beginning of year	443	217

Cash, end of year	427	443

Cash includes cash and cash equivalents

See accompanying notes

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

1.	CORPORATE INFORMATION

Shaw Communications Inc. (the “Company”) is a diversified Canadian communications company whose core operating business is providing broadband cable television services, Internet, Digital Phone and telecommunications services (“Cable”); Direct-to-home (“DTH”) satellite services (Shaw Direct) and satellite distribution services (“Satellite Services”); and programming content (through Shaw Media).

The Company was incorporated under the laws of the Province of Alberta on December 9, 1966 under the name Capital Cable Television Co. Ltd. and was subsequently continued under the Business Corporations Act (Alberta) on March 1, 1984 under the name Shaw Cablesystems Ltd. Its name was changed to Shaw Communications Inc. on May 12, 1993. The Company’s shares are listed on the Toronto and New York Stock Exchanges. The registered office of the Company is located at Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4.

2.	BASIS OF PRESENTATION AND ACCOUNTING POLICIES

Statement of compliance

These consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These are the first annual financial statements prepared under IFRS and IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”) has been applied. An explanation of how the transition to IFRS has affected the Company’s consolidated financial statements is provided in note 31.

The consolidated financial statements of the Company for the years ended August 31, 2012 and 2011 and as at September 1, 2010, were approved by the Board of Directors and authorized for issue on November 29, 2012.

Basis of presentation

These consolidated financial statements have been prepared primarily under the historical cost convention and are expressed in millions of Canadian dollars unless otherwise indicated. Other measurement bases used are outlined in the applicable notes below. The consolidated statements of income are presented using the nature classification for expenses.

Basis of consolidation

The consolidated financial statements include the accounts of the Company and those of its subsidiaries. Intercompany transactions and balances are eliminated on consolidation. The results of operations of subsidiaries acquired during the period are included from their respective dates of acquisition.

The accounts also include the Company’s proportionate share of the assets, liabilities, revenues, and expenses of its interests in joint ventures which includes a 33.33% interest in the Burrard Landing Lot 2 Holdings Partnership and 50% interest in several specialty television channels.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company’s interest in the assets, liabilities, results of operations and cash flows of these joint ventures are as follows:

	2012 $	2011 $
Current assets	8	12
Program rights	–	1
Property, plant and equipment	16	16
	24	29
Current liabilities	1	1
Long-term debt	20	21
Proportionate share of net assets	3	7

	2012 $	2011 $
Revenue	31	27
Operating, general and administrative expenses	(14)	(12)
Amortization	(1)	(1)
Interest	(1)	(1)
Other gains	1	1
Proportionate share of income before income taxes	16	14
Cash flow provided by operating activities	14	14
Cash flow used in financing activities	(1)	(1)
Proportionate share of cash distributions	13	13

Non-controlling interests arise from business combinations in which the Company acquires less than 100% interest. At the time of acquisition, non-controlling interests are measured at either fair value or their proportionate share of the fair value of acquiree’s identifiable assets. The Company determines the measurement basis on a transaction by transaction basis. Subsequent to acquisition, the carrying amount of non-controlling interests is increased or decreased for their share of changes in equity.

Investments and other assets

Investments in associates are accounted for using the equity method based on the Company’s ability to exercise significant influence over the operating and financial policies of the investee. Investments of this nature are recorded at original cost and adjusted periodically to recognize the Company’s proportionate share of the associate’s net income or losses after the date of investment, additional contributions made and dividends received. Investments are written down when there has been a significant or prolonged decline in fair value.

Revenue and expenses

The Company has multiple deliverable arrangements comprised of upfront fees (subscriber connection and installation fee revenue and/or customer premise equipment revenue) and

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

related subscription revenue. Upfront fees charged to customers do not constitute separate units of accounting, therefore these revenue streams are assessed as an integrated package.

(i)	Revenue

Revenue from cable, Internet, Digital Phone and DTH customers includes subscriber revenue earned as services are provided. Satellite distribution services and telecommunications service revenue is recognized in the period in which the services are rendered to customers. Affiliate subscriber revenue is recognized monthly based on subscriber levels. Advertising revenues are recognized in the period in which the advertisements are broadcast and recorded net of agency commissions as these amounts are paid directly to the agency or advertiser. When a sales arrangement includes multiple advertising spots, the proceeds are allocated to individual advertising spots under the arrangement based on relative fair values.

Subscriber connection fees received from customers are deferred and recognized as revenue on a straight-line basis over two years. Direct and incremental initial selling, administrative and connection costs related to subscriber acquisitions are recognized as an operating expense as incurred. The costs of physically connecting a new home are capitalized as part of the distribution system and costs of disconnections are expensed as incurred.

Installation revenue received on contracts with commercial business customers is deferred and recognized as revenue on a straight-line basis over the related service contract, which generally span two to ten years. Direct and incremental costs associated with the service contract, in an amount not exceeding the upfront installation revenue, are deferred and recognized as an operating expense on a straight-line basis over the same period.

(ii)	Deferred equipment revenue and deferred equipment costs

Revenue from sales of DTH equipment and digital cable terminals (“DCTs”) is deferred and recognized on a straight-line basis over two years commencing when subscriber service is activated. The total cost of the equipment, including installation, represents an inventoriable cost which is deferred and recognized on a straight-line basis over the same period. The DCT and DTH equipment is generally sold to customers at cost or a subsidized price in order to expand the Company’s customer base.

Revenue from sales of satellite tracking hardware and costs of goods sold is deferred and recognized on a straight-line basis over the related service contract for monthly service charges for air time, which is generally five years. The amortization of the revenue and cost of sale of satellite service equipment commences when goods are shipped.

Recognition of deferred equipment revenue and deferred equipment costs is recorded as deferred equipment revenue amortization and deferred equipment costs amortization, respectively.

(iii)	Deferred IRU revenue

Prepayments received under indefeasible right to use (“IRU”) agreements are amortized on a straight-line basis into income over the term of the agreement and included in amortization of property, plant and equipment, intangibles and other in the consolidated statements of income.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Cash

Cash is presented net of outstanding cheques. When the amount of outstanding cheques and the amount drawn under the Company’s revolving term facility are greater than the amount of cash, the net amount is presented as bank indebtedness.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances.

Inventories

Inventories include subscriber equipment such as DCTs and DTH receivers, which are held pending rental or sale at cost or at a subsidized price. When subscriber equipment is sold, the equipment revenue and equipment costs are deferred and amortized over two years. When the subscriber equipment is rented, it is transferred to property, plant and equipment and amortized over its useful life. Inventories are determined on a first-in, first-out basis, and are stated at cost due to the eventual capital nature as either an addition to property, plant and equipment or deferred equipment costs.

Property, plant and equipment

Property, plant and equipment are recorded at purchase cost. Direct labour and other directly attributable costs incurred to construct new assets, upgrade existing assets and connect new subscribers are capitalized and borrowing costs on qualifying assets for which the commencement date is on or after September 1, 2010 are also capitalized. As well, any asset removal and site restoration costs in connection with the retirement of assets are capitalized. Repairs and maintenance expenditures are charged to operating expense as incurred. Amortization is recorded on a straight-line basis over the estimated useful lives of assets as follows:

Asset	Estimated useful life
Cable and telecommunications distribution system	5-15 years
Digital cable terminals and modems	2-7 years
Satellite audio, video and data network equipment and DTH receiving equipment	2-10 years
Transmitters, broadcasting and communication equipment	5-15 years
Buildings	15-40 years
Data processing	3-4 years
Other	3-20 years

The Company reviews the estimates of lives and useful lives on a regular basis.

Assets held for sale and discontinued operations

Assets are classified as held for sale when specific criteria are met and are measured at the lower of carrying amount and estimated fair value less costs to sell. Assets held for sale are not

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

amortized and are reported separately on the statement of financial position. The operating results of a component that has been disposed of or is classified as held for sale are reported as discontinued operations if the operations and cash flows of the component have been, or will be, eliminated from the company’s ongoing operations and if the company does not have significant continuing involvement in the operations of the component after the disposal transaction. A component of a company includes operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of a company’s operations and cash flows. The Company does not allocate interest to discontinued operations.

Other long-term assets

Other long-term assets primarily include (i) equipment costs, as described in the revenue and expenses accounting policy, deferred and amortized on a straight-line basis over two to five years; (ii) credit facility arrangement fees amortized on a straight-line basis over the term of the facility; (iii) long-term receivables; and (iv) the non-current portion of prepaid maintenance and support contracts.

Intangibles

The excess of the cost of acquiring cable, satellite and media businesses over the fair value of related net identifiable tangible and intangible assets acquired is allocated to goodwill. Net identifiable intangible assets acquired consist of amounts allocated to broadcast rights and licenses, trademarks, brands, program rights and software assets. Broadcast rights and licenses, trademarks and brands represent identifiable assets with indefinite useful lives. Spectrum licenses were acquired in Industry Canada’s auction of licenses for advanced wireless services and have an indefinite life.

Program rights represent licensed rights acquired to broadcast television programs on the Company’s conventional and specialty television channels and program advances are in respect of payments for programming prior to the window license start date. For licensed rights, the Company records a liability for program rights and corresponding asset when the license period has commenced and all of the following conditions have been met: (i) the cost of the program is known or reasonably determinable, (ii) the program material has been accepted by the Company in accordance with the license agreement and (iii) the material is available to the Company for telecast. Program rights are expensed on a systematic basis generally over the estimated exhibition period as the programs are aired and are included in operating, general and administrative expenses. Program rights are segregated on the statement of financial position between current and noncurrent based on expected life at time of acquisition.

Software that is not an integral part of the related hardware is classified as an intangible asset. Internally developed software assets are recorded at historical cost and include direct material and labour costs as well as borrowing costs on qualifying assets for which the commencement date is on or after September 1, 2010. Software assets are amortized on a straight-line basis over estimated useful lives ranging from four to ten years. The Company reviews the estimates of lives and useful lives on a regular basis.

Borrowing costs

The Company capitalizes borrowing costs on qualifying assets, for which the commencement date is on or after September 1, 2010, that take more than one year to construct or develop using the Company’s weighted average cost of borrowing.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Impairment

(i)	Goodwill and indefinite-life intangibles

The Company tests goodwill and indefinite-life intangibles for impairment annually (as at March 1) and when events or changes in circumstances indicate that the carrying value may be impaired. The recoverable amount of each cash-generating unit (“CGU”) is determined based on the higher of the CGU’s fair value less costs to sell (“FVLCS”) and its value in use (“VIU”). A CGU is the smallest identifiable group of assets that generate cash flows that are independent of the cash inflows from other assets or groups of assets. The Company’s cash generating units are consistent with its reporting segments, Cable, DTH and Satellite Services and Media. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

(ii)	Non-financial assets with finite useful lives

For non-financial assets, such as property, plant and equipment and finite-life intangible assets, an assessment is made at each reporting date as to whether there is an indication that an asset may be impaired. If any indication exists, the recoverable amount of the asset is determined based on the higher of FVLCS and VIU. Where the carrying amount of the asset exceeds its recoverable amount, the asset is considered impaired and written down to its recoverable amount. Previously recognized impairment losses are reviewed for possible reversal at each reporting date and all or a portion of the impairment reversed if the asset’s value has increased.

CRTC benefit obligations

The fair value of CRTC benefit obligations committed as part of business acquisitions are initially recorded, on a discounted basis, at the present value of amounts to be paid net of any expected incremental cash inflows. The obligation is subsequently adjusted for the incurrence of related expenditures, the passage of time and for revisions to the timing of the cash flows. Changes in the obligation due to the passage of time are recorded as accretion of long-term liabilities and provisions in the income statement.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured using the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account risks and uncertainties associated with the obligation. Provisions are discounted where the time value of money is considered material.

(i)	Asset retirement obligations

The Company recognizes the fair value of a liability for an asset retirement obligation in the period in which it is incurred, on a discounted basis, with a corresponding increase to the carrying amount of property and equipment, primarily in respect of transmitter sites. This cost

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

is amortized on the same basis as the related asset. The liability is subsequently increased for the passage of time and the accretion is recorded in the income statement as accretion of long-term liabilities and provisions. The discount rates applied are subsequently adjusted to current rates as required at the end of reporting periods. Revisions due to the estimated timing of cash flows or the amount required to settle the obligation may result in an increase or decrease in the liability. Actual costs incurred upon settlement of the obligation are charged against the liability to the extent recorded.

(ii)	Other provisions

Provisions for disputes, legal claims and contingencies are recognized when warranted. The Company establishes provisions after taking into consideration legal assessments (if applicable), expected availability of insurance or other recourse and other available information.

Deferred credits

Deferred credits primarily include: (i) prepayments received under IRU agreements amortized on a straight-line basis into income over the term of the agreement; (ii) equipment revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two years to five years; (iii) connection fee revenue and upfront installation revenue, as described in the revenue and expenses accounting policy, deferred and amortized over two to ten years; and (iv) a deposit on a future fibre sale.

Income taxes

The Company accounts for income taxes using the liability method, whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to income taxes levied by the same authority in the same taxable entity. Income tax expense for the period is the tax payable for the period using tax rates substantively enacted at the reporting date, any adjustments to taxes payable in respect of previous years and any change during the period in deferred income tax assets and liabilities, except to the extent that they relate to a business combination, items recognized directly in equity or in other comprehensive income. The Company records interest and penalties related to income taxes in income tax expense.

Tax credits and government grants

The Company has access to a government program which supports local programming produced by conventional television stations. In addition, the Company receives tax credits primarily related to its research and development activities. Government financial assistance is recognized when management has reasonable assurance that the conditions of the government programs are met and accounted for as a reduction of related costs, whether capitalized and amortized or expensed in the period the costs are incurred.

Foreign currency translation

Transactions originating in foreign currencies are translated into Canadian dollars at the exchange rate at the date of the transaction. Monetary assets and liabilities are translated at the

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

period-end rate of exchange and non-monetary items are translated at historic exchange rates. The net foreign exchange gain recognized on the translation and settlement of current monetary assets and liabilities was $nil (2011 – $4) and is included in other gains.

Exchange gains and losses on translating hedged and unhedged long-term debt are included in the consolidated statements of income. Foreign exchange gains and losses on hedging derivatives are reclassified from other comprehensive income (loss) to income to offset the foreign exchange adjustments on hedged long-term debt.

Financial instruments other than derivatives

Financial instruments have been classified as loans and receivables, assets available-for-sale, assets held-for-trading or financial liabilities. Cash has been classified as held-for-trading and is recorded at fair value with any change in fair value immediately recognized in income (loss). Other financial assets are classified as available-for-sale or as loans and receivables. Available-for-sale assets are carried at fair value with changes in fair value recorded in other comprehensive income (loss) until realized. Loans and receivables and financial liabilities are carried at amortized cost. None of the Company’s financial assets are classified as held-to-maturity and none of its financial liabilities are classified as held-for-trading.

Finance costs, discounts and proceeds on bond forward contracts associated with the issuance of debt securities and fair value adjustments to debt assumed in business acquisitions are netted against the related debt instrument and amortized to income using the effective interest rate method. Accordingly, long-term debt accretes over time to the principal amount that will be owing at maturity.

Derivative financial instruments

The Company uses derivative financial instruments to manage risks from fluctuations in foreign exchange rates and interest rates. These instruments include cross-currency interest rate exchange agreements, foreign currency forward purchase contracts and bond forward contracts. All derivative financial instruments are recorded at fair value in the statement of financial position. Where permissible, the Company accounts for these financial instruments as hedges which ensures that counterbalancing gains and losses are recognized in income in the same period. With hedge accounting, changes in the fair value of derivative financial instruments designated as cash flow hedges are recorded in other comprehensive income (loss) until the variability of cash flows relating to the hedged asset or liability is recognized in income (loss). When an anticipated transaction is subsequently recorded as a non-financial asset, the amounts recognized in other comprehensive income (loss) are reclassified to the initial carrying amount of the related asset. Where hedge accounting is not permissible or derivatives are not designated in a hedging relationship, they are classified as held-for-trading and the changes in fair value are immediately recognized in income (loss).

Instruments that have been entered into by the Company to hedge exposure to foreign exchange and interest rate risk are reviewed on a regular basis to ensure the hedges are still effective and that hedge accounting continues to be appropriate.

Derivatives embedded in other financial instruments or contracts are separated from their host contracts and separately accounted for as derivatives when their economic characteristics and risks are not closely related to the host contract, they meet the definition of a derivative and the

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

combined instrument or contract is not measured at fair value. The Company records embedded derivatives at fair value with changes recognized in the income statement as loss/gain on derivative instruments.

Fair value measurements

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The fair value hierarchy is based on inputs to valuation techniques that are used to measure fair value that are either observable or unobservable. Observable inputs reflect assumptions market participants would use in pricing an asset or liability based on market data obtained from independent sources while unobservable inputs reflect a reporting entity’s pricing based upon their own market assumptions.

The fair value hierarchy consists of the following three levels:

Level 1	Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs for the asset or liability are based on observable market data, either directly or indirectly, other than quoted prices.

Level 3	Inputs for the asset or liability that are not based on observable market data.

Employee benefits

The Company accrues its obligations and related costs under its employee benefit plans, net of plan assets. The cost of pensions and other retirement benefits earned by certain employees is actuarially determined using the projected benefit method pro-rated on service and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For purposes of calculating the expected return on plan assets, those assets are valued at fair value. Past service costs from plan initiation and amendments are recognized immediately in the income statement to the extent they are vested. Unvested past service costs are amortized on a straight-line basis over the expected average remaining vesting period. Negative plan amendments which reduce costs are applied to reduce any existing unamortized past service costs. The excess, if any, is amortized over the expected average remaining vesting period. Actuarial gains or losses occur because assumptions about benefit plans relate to a long time frame and differ from actual experiences. These assumptions are revised based on actual experience of the plans such as changes in discount rates, expected return on plan assets, expected retirement ages and projected salary increases. Actuarial gains (losses) are recognized in other comprehensive income (loss) on an annual basis, at a minimum, and on an interim basis when there are significant changes in assumptions. Curtailment gains arising from amendments to the terms of a defined benefit plan such that a significant element of future service by current employees will no longer qualify for benefits, or will only qualify for reduced benefits, are recognized in the period in which they occur. When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

August 31 is the measurement date for the Company’s employee benefit plans. The last actuarial valuations for funding purposes for the various plans were performed between December 31, 2011 and January 1, 2012. The next actuarial valuations for funding purposes are effective December 31, 2012.

Share-based compensation

The Company has a stock option plan for directors, officers, employees and consultants to the Company. The options to purchase shares must be issued at not less than the fair value at the date of grant. Any consideration paid on the exercise of stock options, together with any contributed surplus recorded at the date the options vested, is credited to share capital. The Company calculates the fair value of share-based compensation awarded to employees using the Black-Scholes option pricing model. The fair value of options are expensed and credited to contributed surplus over the vesting period of the options using the graded vesting method.

The Company has a restricted share unit (“RSU”) plan for officers and employees of the Company. RSUs vest on the second anniversary of the grant date and compensation is recognized on a straight-line basis over the two year vesting period. RSUs will be settled in cash and the obligation for RSUs is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding RSUs.

The Company has a deferred share unit (“DSU”) plan for its Board of Directors. Compensation cost is recognized immediately as DSUs vest when granted. DSUs will be settled in cash and the obligation is measured at the end of each period at fair value using the Black-Scholes option pricing model and the number of outstanding DSUs.

The Company has an employee share purchase plan (the “ESPP”) under which eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the participant’s contributions.

Earnings per share

Basic earnings per share is based on net income attributable to equity shareholders adjusted for dividends on preferred shares and is calculated using the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding during the period. The Company uses the treasury stock method of calculating diluted earnings per share. This method assumes that any proceeds from the exercise of stock options and other dilutive instruments would be used to purchase Class B Non-Voting Shares at the average market price during the period.

Guarantees

The Company discloses information about certain types of guarantees that it has provided, including certain types of indemnities, without regard to whether it will have to make any payments under the guarantees.

Estimation uncertainty and critical judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Actual results could differ from those estimates and significant changes in assumptions could cause an impairment in assets. The following require the most difficult, complex or subjective judgements which result from the need to make estimates about the effects of matters that are inherently uncertain.

Estimation uncertainty

The following are key assumptions concerning the future and other key sources of estimation uncertainty that could impact the carrying amount of assets and liabilities and results of operations in future periods:

(i)	Allowance for doubtful accounts

The Company is required to make an estimate of an appropriate allowance for doubtful accounts on its receivables. The estimated allowance required is a matter of judgement and the actual loss eventually sustained may be more or less than the estimate, depending on events which have yet to occur and which cannot be foretold, such as future business, personal and economic conditions.

(ii)	Property, plant and equipment

The Company is required to estimate the expected useful lives of its property, plant and equipment. These estimates of useful lives involve significant judgement. In determining these estimates, the Company takes into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. Management’s judgement is also required in determination of the amortization method, the residual value of assets and the capitalization of labour and overhead.

(iii)	Business combinations – purchase price allocation

Purchase price allocations involve uncertainty because management is required to make assumptions and judgements to estimate the fair value of the identifiable assets acquired and liabilities assumed in business combinations. Fair value estimates are based on quoted market prices and widely accepted valuation techniques, including discounted cash flow (“DCF”) analysis. Such estimates include assumptions about inputs to the valuation techniques, industry economic factors and business strategies.

(iv)	Impairment

The Company estimates the recoverable amount of its CGUs using a FVLCS calculation based on a DCF analysis. Significant judgements are inherent in this analysis including estimating the amount and timing of the cash flows attributable to the broadcast rights and licenses and the AWS licenses, the selection of an appropriate discount rate, and the identification of appropriate terminal growth rate assumptions. In this analysis the Company estimates the discrete future cash flows associated with the intangible asset for five years and determines a terminal value. The future cash flows are based on the Company’s estimates of future operating results, economic conditions and the competitive environment. The terminal value is estimated using both a perpetuity growth assumption and a multiple of operating income before

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

amortization. The discount rates used in the analysis are based on the Company’s weighted average cost of capital and an assessment of the risk inherent in the projected cash flows. In analyzing the FVLCS determined by the DCF analysis the Company also considers a market approach determining a recoverable amount for each unit and total entity value determined using a market capitalization approach. Recent market transactions are taken into account, when available. The key assumptions used to determine the recoverable amounts, including a sensitivity analysis, are included in note 10.

(v)	Employee benefit plans

The amounts reported in the financial statements relating to the defined benefit pension plans are determined using actuarial valuations that are based on several assumptions including the discount rate, rate of compensation increase and the expected return on plan assets (for funded plans). While the Company believes these assumptions are reasonable, differences in actual results or changes in assumptions could affect employee benefit obligations and the related income statement impact. The most significant assumption used to calculate the net employee benefit plan expense is the discount rate. The discount rate is the interest rate used to determine the present value of the future cash flows that is expected will be needed to settle employee benefit obligations. It is based on the yield of long-term, high-quality corporate fixed income investments closely matching the term of the estimated future cash flows and is determined at the end of every year.

(vi)	Income taxes

The Company is required to estimate income taxes using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. In determining the measurement of tax uncertainties, the Company applies a probable weighted average methodology. Realization of deferred income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all recognized deferred income tax assets will be realized based on reversals of deferred income tax liabilities, projected operating results and tax planning strategies available to the Company and its subsidiaries.

(vii)	Contingencies

The Company is subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. Contingent losses are recognized by a charge to income when it is likely that a future event will confirm that an asset has been impaired or a liability incurred at the date of the financial statements and the amount can be reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of additional liabilities.

Critical judgements

The following are critical judgements apart from those involving estimation:

(i)	Determination of a CGU

Management’s judgement is required in determining the Company’s cash generating units for the impairment assessment of its indefinite-life intangible assets. The CGUs have been determined considering operating activities and asset management and are consistent with the Company’s reporting segments, Cable, DTH and Satellite Services and Media.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

(ii)	Broadcast rights and licenses and spectrum licenses – indefinite-life assessment

The Company’s businesses are dependent upon broadcast licenses (or operate pursuant to an exemption order) granted and issued by the CRTC. In addition, the Company holds AWS licenses to operate a wireless system in Canada. While these licenses must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory or competitive factors that limit the useful lives of these assets.

Standards, interpretations and amendments to standards issued but not yet effective

The Company has not yet adopted certain standards, interpretations and amendments that have been issued but are not yet effective. The following pronouncements are being assessed to determine their impact on the Company’s results and financial position.

IFRS 9, Financial Instruments: Classification and Measurement, is the first part of the replacement of IAS 39 Financial Instruments and applies to the classification and measurement of financial assets and financial liabilities as defined by IAS 39. It is required to be applied retrospectively for the annual period commencing September 1, 2015.

•

The following standards and amended standards are required to be applied retrospectively for the annual period commencing September 1, 2013 and other than the disclosure requirements therein, they must be applied concurrently:

•

IFRS 10, Consolidated Financial Statements, replaces previous consolidation guidance and outlines a single consolidation model that identifies control as the basis for consolidation of all types of entities.

•

IFRS 11, Joint Arrangements, replaces IAS 31 Interests in Joint Ventures and SIC 13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. The new standard classifies joint arrangements as either joint operations or joint ventures.

•	IFRS 12, Disclosure of Interests in Other Entities, sets out required disclosures on application of IFRS 10, IFRS 11, and IAS 28 (amended 2011).

•	IAS 27, Separate Financial Statements was amended in 2011 for the issuance of IFRS 10 and retains the current guidance for separate financial statements.

•

IAS 28, Investments in Associates was amended in 2011 for changes based on issuance of IFRS 10 and IFRS 11 and provides guidance on accounting for joint ventures, as defined by IFRS 11, using the equity method.

•

IFRS 13, Fair Value Measurement, defines fair value, provides guidance on its determination and introduces consistent requirements for disclosure of fair value measurements and is required to be applied prospectively for the annual period commencing September 1, 2013.

•

IAS 12, Income Taxes (amended 2011), introduces an exception to the general measurement requirements of IAS 12 in respect of investment properties measured at fair value. It is required to be applied retrospectively for the annual period commencing September 1, 2012.

•	IAS 19, Employee Benefits (amended 2011), eliminates the existing option to defer actuarial gains and losses and requires changes from the remeasurement of defined

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

benefit plan assets and liabilities to be presented in the statement of other comprehensive income and is required to be applied retrospectively (with certain exemptions) for the annual period commencing September 1, 2013.

•

IAS 1, Presentation of Financial Statements, was amended to require presentation of items of other comprehensive income based on whether they may be reclassified to the statement of income and is required to be applied retrospectively for the annual period commencing September 1, 2012.

3.	BUSINESS ACQUISITIONS AND DISCONTINUED OPERATIONS

Business acquisitions

2012

Television broadcasting businesses

$
Cash	21
Consideration for the equity interests held prior to the acquisition	9

30
Cumulative income from equity interests prior to acquisition	4
Gain on remeasurement of interests in equity investments	6

40

On May 31, 2012, the Company closed the acquisition of the partnership units of Mystery Partnership (“Mystery”) and Men TV General Partnership (“The Cave”) not already owned by the Company, for total consideration of $21. Prior to the acquisition, the Company held a 50% interest in Mystery which was proportionately consolidated and a 49% interest in The Cave which was accounted for under the equity method. The fair value of the previous ownership interests in these specialty channels on the acquisition date was $19. The transaction is accounted for using the acquisition method and as a result of remeasuring these equity interests to fair value, the Company recorded a gain of $6 in the income statement. If the acquisition had occurred on September 1, 2011, revenue and net income for the year would have been approximately $12 and $2, respectively.

As part of the CRTC decisions approving the transaction, the Company is required to contribute $2 in new benefits to the Canadian broadcasting system over the next seven years. The contribution will be used to create new programming. The obligation has been recorded in the income statement at fair value, being the discounted future cash flows using a 4% discount rate.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

A summary of net assets acquired and allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash	6
Accounts receivable	4
Other current assets(1)	4
Intangibles(2) [note 10]	28
Goodwill, not deductible for tax(3) [note 10]	3

45
Current liabilities	3
Deferred income taxes	2

40

(1)	Other current assets is comprised of program rights.

(2)	Intangibles include broadcast licenses and program rights.

(3)	Goodwill comprises the value of expected efficiencies and synergies from integrating the operations with the Company’s other wholly-owned specialty channels.

2011

(i)	Television broadcasting businesses

	Cash(1) $	Cumulative equity income $	Total $
Television broadcasting businesses	1,208	2	1,210

(1)	The cash consideration includes $708 paid in 2010 for the Company’s initial equity investment in CW Investments Co. (“CW Media”) and an option to acquire an additional equity interest. The acquisition-date fair value of the Company’s initial equity investment approximated $549 compared to its carrying value of $558 under the equity method of accounting which resulted in an amount of approximately $9 related to transaction costs which are included in business acquisition, integration and restructuring expenses in the income statement.

On May 3, 2010 the Company announced that it had entered into agreements to acquire 100% of the broadcasting businesses of Canwest Global Communications Corp. (“Canwest”). The acquisition includes all of the over-the-air channels, which were in creditor protection, and the specialty television business of Canwest, including Canwest’s equity interest in CW Media, the company that owns the portfolio of specialty channels acquired from Alliance Atlantis Communications Inc. in 2007. During 2010, the Company completed certain portions of the acquisition including acquiring a 49.9% equity interest, a 29.9% voting interest, and an option to acquire an additional 14.8% equity interest and 3.4% voting interest in CW Media. On October 22, 2010, the CRTC approved the transaction and the Company closed the purchase on October 27, 2010. Certain of the subsidiary specialty channels continue to have non-controlling interests. The purpose of the acquisition is to

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

combine programming content with the Company’s cable and satellite distribution network to create a vertically integrated entertainment and communications company.

The transaction has been accounted for using the acquisition method and results of operations have been included commencing October 27, 2010. These broadcasting businesses have contributed $891 of revenue and $252 of operating income before amortization for the period from October 27 to August 31, 2011. If the acquisition had closed on September 1, 2010, the Media revenue and operating income before amortization for the year would have been approximately $1,075 and $325, respectively. Net income is not determinable due to emergence of certain portions of the business from bankruptcy protection.

In 2011, acquisition related costs of $61 were expensed and include amounts incurred to effect the transaction, such as professional fees paid to lawyers and consultants, as well as restructuring costs to integrate the new businesses and increase organizational effectiveness for future growth as well as senior leadership reorganization.

As part of the CRTC decision approving the transaction, the Company is required to contribute approximately $180 in new benefits to the Canadian broadcasting system over the next seven years. Most of this contribution will be used to create new programming on Canwest services, construct digital transmission towers and provide a satellite solution for over-the-air viewers whose local television stations do not convert to digital. The obligation has been recorded in the income statement at fair value, being the sum of the discounted future net cash flows using a 5.75% discount rate. In addition, the Company assumed the CRTC benefit obligation from Canwest’s acquisition of Specialty services in 2007 which was a remaining commitment of approximately $95 on acquisition.

A summary of net assets acquired and allocation of consideration is as follows:

$
Net assets acquired at assigned fair values
Cash	83
Receivables	297
Other current assets(1)	147
Deferred income tax assets	27
Derivative instrument	16
Investments and other assets	16
Property and equipment	141
Intangibles(2)	1,651
Goodwill, not deductible for tax(3)	538

2,916
Current liabilities(1)	307
Current debt(4)	399
Derivative instruments(4)	82
Non-current liabilities	105
Deferred income tax liabilities	124
Long-term debt(5)	412
Non-controlling interests(6)	277

1,210

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

(1)	The Company acquired a remaining tax indemnity amount of $21 as part of the acquisition. The indemnity arose in 2007 as part of Canwest’s acquisition of Specialty services where a wholly-owned subsidiary of CW Media entered into an agreement pursuant to which certain of the parties agreed to indemnify the company in respect of certain tax liabilities. A corresponding income tax liability was also assumed which according to the terms of the agreement, will be recovered from other parties to the agreement if and when the liabilities are settled.

(2)	Intangibles include broadcast licenses, brands, program rights, a trademark and software assets.

(3)	Goodwill comprises the value of expected efficiencies from combining programming content and distribution businesses into vertically integrated operations, growth expectations and an assembled workforce.

(4)	Current debt was comprised of a US $390 term loan. Shortly after closing the acquisition, the Company repaid the term loan including breakage of the related currency swaps.

(5)	Long-term debt is comprised of US $338 13.5% senior unsecured notes due 2015. The notes were subsequently redeemed (see note 13).

(6)	Non-controlling interests in certain of the subsidiary specialty channels were assumed as part of the acquisition and are recorded at their proportionate share of the fair value of identifiable net assets acquired.

(ii)	Cable systems

A summary of net assets acquired and allocation of the consideration is as follows:

2011
$
Net assets acquired at assigned fair values
Property, plant and equipment	9
Broadcast rights [note 10]	24
Goodwill, not deductible for tax [note 10]	5

38
Other liability	2

Cash purchase price	36

During 2011, the Company purchased the assets of several cable systems serving approximately 7,300 basic subscribers in the interior of British Columbia. These assets were purchased as they compliment the Company’s existing surrounding cable systems. Goodwill comprises the value of expected synergies and future growth opportunities. The transaction has been accounted for using the acquisition method and results of operations have been included from their respective acquisition dates. These assets contributed approximately $2 of revenue and $1 of operating income before amortization in 2011.

Discontinued operations

During late 2011, the Company completed a strategic review of its wireless business opportunity including the potential value of wireless with its other operating segments, the rapid

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

evolution of wireless technologies, the capital required to build a competitive network and recent changes in the wireless competitive environment. As a result, the Company decided to discontinue any further construction of its traditional wireless network. Accordingly, the assets were measured at the lower of carrying amount and estimated fair value less costs to sell resulting in a write-down of $112 and classification of $16 as assets held for sale. The Company has determined the carrying value of the wireless spectrum licenses continues to be appropriate and intends to hold these assets while it reviews all options.

The results of operations and related cash flows have been reported as discontinued operations. The loss from discontinued operations in 2012 and 2011 is comprised of the following:

	2012 $	2011 $
Operating expenditures	–	7
Amortization	–	1
Write-down of assets	–	112
Income tax recovery	–	(31)

Loss from discontinued operations	–	89

The cash flows used in discontinued operations in 2012 and 2011 is comprised of the following:

	2012 $	2011 $
Cash used in operating activities	–	11
Cash used in investing activities	3	137

Decrease in cash from discontinued operations	3	148

4.	ACCOUNTS RECEIVABLE

	2012 $	2011 $	September 1, 2010 $
Subscriber and trade receivables	436	425	210
Due from related parties [note 27]	1	1	1
Miscellaneous receivables	24	46	4

	461	472	215
Less allowance for doubtful accounts	(28)	(29)	(19)

	433	443	196

Included in operating, general and administrative expenses is a provision for doubtful accounts of $30 (2011 – $34).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

5.	INVENTORIES

	2012	2011	September 1, 2010
	$	$	$
Subscriber equipment	98	91	51
Other	4	6	3

	102	97	54

Subscriber equipment includes DTH equipment, DCTs and related customer premise equipment.

6.	OTHER CURRENT ASSETS

	2012	2011	September 1, 2010
	$	$	$
Program rights	21	14	–
Tax indemnity	17	21	–
Prepaid expenses and other	51	47	34

	89	82	34

7.	INVESTMENTS AND OTHER ASSETS

	2012	2011	September 1, 2010
	$	$	$
Investments, at equity:
CW Media	–	–	739
Specialty channel networks	10	10	–
Other assets:
Loan	–	–	4
Loan to equity associate	2	2	–
Other	1	1	–

	13	13	743

Investments at equity

The Company exercised significant influence over CW Media with its 49.9% ownership and recorded equity income of $13 for the period of September 1 to October 26, 2010. On October 22, 2010, the CRTC approved the transaction and the Company closed the purchase on October 27, 2010 (see note 3).

During 2012, the Company recorded equity income of $nil in respect of its non-controlling interests in several specialty channels which were acquired as part of the Media acquisition (2011 – $1).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company’s interest in the assets, liabilities and results of operations of investments in associates accounted for using the equity method are summarized as follows:

	2012 $	2011 $
Current assets	2	3
Non-current assets	13	11
	15	14
Current liabilities	3	2
Non-current liabilities	2	2

Proportionate interest in net assets	10	10

	2012 $	2011 $
Revenue	5	44
Expenses	(5)	(30)

Proportionate share of net income	–	14

Other assets

The loan to an equity associate bears interest at prime plus 2.5% and is repayable on demand. The Company has agreed to not demand repayment unless certain conditions and events occur.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

8.	PROPERTY, PLANT AND EQUIPMENT

	Cable and telecommunications distribution system	Digital cable terminals and modems	Satellite audio, video and data network and DTH receiving equipment	Transmitters, broadcasting, communications and production equipment	Land and buildings	Data processing and other	Assets under construction	Total
	$	$	$	$	$	$	$	$
Cost
September 1, 2010	4,198	552	154	–	406	311	124	5,745
Additions	387	174	9	15	12	55	113	765
Business acquisitions	8	–	–	63	53	26	–	150
Transfers	–	–	–	–	5	21	(26)	–
Assets held for resale	–	–	–	–	–	–	(16)	(16)
Discontinued operations	–	–	–	–	–	–	(77)	(77)
Retirement and disposals	(244)	(78)	(2)	(2)	(12)	(59)	(7)	(404)

August 31, 2011	4,349	648	161	76	464	354	111	6,163
Additions	441	167	3	13	11	38	42	715
Transfers	21	–	–	–	2	19	(42)	–
Write-down	–	–	–	–	(23)	(8)	–	(31)
Retirement and disposals	(414)	(96)	(79)	(1)	(6)	(38)	(4)	(638)

August 31, 2012	4,397	719	85	88	448	365	107	6,209

Accumulated amortization
September 1, 2010	2,129	224	115	–	121	151	–	2,740
Amortization	358	152	16	12	20	46	–	604
Retirement and disposals	(243)	(78)	(2)	(1)	(3)	(54)	–	(381)

August 31, 2011	2,244	298	129	11	138	143	–	2,963
Amortization	380	165	11	14	21	52	–	643
Write-down	–	–	–	–	(7)	(4)	–	(11)
Retirement and disposals	(414)	(96)	(79)	(1)	(6)	(32)	–	(628)

August 31, 2012	2,210	367	61	24	146	159	–	2,967

Net carrying amount
September 1, 2010	2,069	328	39	–	285	160	124	3,005
August 31, 2011	2,105	350	32	65	326	211	111	3,200
August 31, 2012	2,187	352	24	64	302	206	107	3,242

In 2012, the Company recognized a gain (loss) of ($1) (2011 – $4) on the disposal of property, plant and equipment.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

9.	OTHER LONG-TERM ASSETS

	2012	2011	September 1, 2010
	$	$	$
Equipment costs subject to a deferred revenue arrangement	278	216	202
Customer equipment financing receivables	17	9	–
Credit facility arrangement fees	3	1	2
Other	33	32	29

	331	258	233

Amortization provided in the accounts for 2012 amounted to $232 (2011 – $206) and was recorded as amortization of deferred equipment costs and other amortization.

10.	INTANGIBLES AND GOODWILL

	Carrying amount
	2012	2011	September 1, 2010
	$	$	$
Broadcast rights and licenses
Cable systems	4,260	4,260	4,236
DTH and satellite services	1,013	1,013	1,013
Television broadcasting	1,402	1,382	–

	6,675	6,655	5,249
Program rights and advances	253	217	–
Goodwill
Non-regulated satellite services	88	88	88
Cable systems	86	86	81
Television broadcasting	541	538	–

	715	712	169
Wireless spectrum licenses	191	191	191
Other intangibles
Software	195	188	156
Trademark and brands	41	41	–

	236	229	156

Net book value	8,070	8,004	5,765

Broadcast rights and licenses, trademark, brands and wireless spectrum licenses have been assessed as having indefinite useful lives. While licenses must be renewed from time to time, the Company has never failed to do so. In addition, there are currently no legal, regulatory, competitive or other factors that limit the useful lives of these assets.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

The changes in the carrying amount of intangibles with indefinite useful lives, and therefore not subject to amortization, are as follows:

	Broadcast rights and licenses	Trademark and brands	Goodwill	Wireless spectrum licenses
	$	$	$	$
September 1, 2010	5,249	–	169	191
Business acquisitions [note 3]	1,406	41	543	–

August 31, 2011	6,655	41	712	191
Business acquisitions [note 3]	20	–	3	–

August 31, 2012	6,675	41	715	191

Intangibles subject to amortization are as follows:

	Program rights and advances	Software	Software under construction	Total
	$	$	$	$
Cost
September 1, 2010	–	171	72	243
Business acquisitions [note 3]	332	19	–	351
Additions	260	37	54	351
Transfers	–	18	(18)	–
Discontinued operations	–	(4)	(29)	(33)
Retirement and disposals	–	(14)	–	(14)

August 31, 2011	592	227	79	898
Business acquisitions [note 3]	1	–	–	1
Additions	427	52	16	495
Transfers	–	19	(19)	–
Retirement and disposals	(215)	(22)	–	(237)

August 31, 2012	805	276	76	1,157

Accumulated amortization
September 1, 2010	–	87	–	87
Amortization	361	46	–	407
Discontinued operations	–	(1)	–	(1)
Retirement and disposals	–	(14)	–	(14)

August 31, 2011	361	118	–	479
Amortization	385	60	–	445
Retirement and disposals	(215)	(21)	–	(236)

August 31, 2012	531	157	–	688

Net carrying amount
September 1, 2010	–	84	72	156

August 31, 2011	231	109	79	419
Less current portion of program rights	14	–	–	14

	217	109	79	405

August 31, 2012	274	119	76	469
Less current portion of program rights	21	–	–	21

	253	119	76	448

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Impairment testing of indefinite-life intangibles and goodwill

The Company conducted its annual impairment test on goodwill and indefinite-life intangibles as at March 1, 2012 and the recoverable amount of each of the cash generating units exceeded their carrying value by a significant amount.

The Company also conducted an impairment test on its wireless spectrum assets utilizing the Greenfield Approach as at March 1, 2012. The recoverable amount of the assets exceeded their carrying amount. During August 2011 the Company discontinued construction of a traditional wireless network and considered if this would result in an impairment to the spectrum carrying value. The Company concluded that the carrying value of the AWS licenses continues to be appropriate and intends to hold these assets while it reviews all options. A hypothetical decline of 10% and 20% in the fair value of the wireless spectrum as at March 1, 2012 would not result in any impairment loss.

A hypothetical decline of 10% and 15% in the recoverable amount of the broadcast rights and licenses for each cash generating unit as at March 1, 2012 would not result in any impairment loss. Further, any changes in economic conditions since the impairment testing conducted as at March 1, 2012 do not represent events or changes in circumstance that would be indicative of impairment at August 31, 2012.

Significant estimates inherent to this analysis include discount rates and the terminal value. At March 1, 2012, the estimates that have been utilized in the impairment tests reflect any changes in market conditions and are as follows:

		Terminal value
	Pre-tax discount rate	Terminal growth rate	Terminal operating income before amortization multiple
Cable systems	11.5%	1.50%	5.50x
DTH and satellite services	13.6%	1.00%	4.50x
Media	12.3%	n/a	6.50x
Wireless	15.7%	n/a	5.25x

A sensitivity analysis of significant estimates is conducted as part of every impairment test. With respect to the impairment tests performed in the third quarter, the estimated decline in recoverable amount for the sensitivity of significant estimates is as follows:

	Estimated decline in recoverable amount
		Terminal value
	1% increase in discount rate	1% decrease in terminal growth rate	0.5 times decrease in terminal operating income before amortization multiple
Cable systems	6%	3%	3%
DTH and satellite services	6%	2%	3%
Media	4%	n/a	4%
Wireless	30%	n/a	37%

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2012	2011	September 1, 2010
	$	$	$
Trade	50	99	113
Program rights	72	78	12
CRTC benefit obligations	43	53	–
Accrued liabilities	289	296	266
Accrued network fees	105	102	91
Interest and dividends	219	214	181
Related parties [note 27]	24	27	36
Current portion of unfunded pension plan liability [note 26]	9	9	1

	811	878	700

During 2011, the Company recorded $30 in respect of its restructuring activities to streamline operations, drive efficiencies and enhance competiveness. The restructuring included elimination of approximately 550 employee positions, management relocations and facilities consolidation. A total of $28 was paid in 2011 and of the majority of remaining $2 was paid in 2012.

12.	PROVISIONS

	Asset retirement obligations	Other	Total
	$	$	$
September 1, 2010	–	19	19
Media business acquisition [note 3]	7	8	15
Additions	–	9	9
Accretion	1	–	1
Reversal	–	(7)	(7)
Payments	–	(11)	(11)

August 31, 2011	8	18	26
Additions	–	6	6
Reversal	–	(1)	(1)
Payments	–	(4)	(4)

August 31, 2012	8	19	27

Current	–	19	19
Long-term	–	–	–

September 1, 2010	–	19	19

Current	–	18	18
Long-term	8	–	8

August 31, 2011	8	18	26

Current	–	19	19
Long-term	8	–	8

August 31, 2012	8	19	27

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

13.	LONG-TERM DEBT

		2012			2011			September 1, 2010
	Effective interest rates	Long-term debt at amortized cost(1)	Adjustment for finance costs(1)	Long-term debt repayable at maturity	Long-term debt at amortized cost(1)	Adjustment for finance costs(1)	Long-term debt repayable at maturity	Long-term debt at amortized cost(1)
	%	$	$	$	$	$	$	$
Corporate
Cdn senior notes-
6.10% due November 16, 2012(2)	6.11	450	–	450	449	1	450	448
7.50% due November 20, 2013	7.50	349	1	350	348	2	350	347
6.50% due June 2, 2014	6.56	598	2	600	596	4	600	595
6.15% due May 9, 2016	6.34	295	5	300	294	6	300	293
5.70% due March 2, 2017	5.72	397	3	400	397	3	400	396
5.65% due October 1, 2019	5.69	1,242	8	1,250	1,241	9	1,250	1,241
5.50% due December 7, 2020	5.55	496	4	500	495	5	500	–
6.75% due November 9, 2039	6.89	1,416	34	1,450	1,416	34	1,450	642

		5,243	57	5,300	5,236	64	5,300	3,962

Other
Burrard Landing Lot 2 Holdings Partnership	6.31	20	–	20	21	–	21	21

Total consolidated debt		5,263	57	5,320	5,257	64	5,321	3,983
Less current portion(2)		451	–	451	1	–	1	1

		4,812	57	4,869	5,256	64	5,320	3,982

(1)	Long-term debt is presented net of unamortized discounts, finance costs and bond forward proceeds of $57 (August 31, 2011 – $64; September 1, 2010 – $38).

(2)	Current portion of long-term debt includes the 6.10% senior notes which were repaid on November 16, 2012 and the amount due within one year on the Partnership’s mortgage bonds.

Corporate

Bank loans

During the current year, a syndicate of banks provided the Company with an unsecured $1 billion credit facility which includes a maximum revolving term facility of $50 and matures in January 2017. The credit facility has a feature whereby the Company may request an additional $500 of borrowing capacity so long as no event of default or pending event of default has occurred and is continuing or would occur as a result of the increased borrowings. No lender has any obligation to participate in the requested increase unless it agrees to do so at its sole discretion. This facility replaces the prior credit and operating loan facilities which were scheduled to mature in May 2012. Funds are available to the Company in both Canadian and US dollars. At August 31, 2012, $1 has been drawn as committed letters of credit against the revolving term facility. Interest rates fluctuate with Canadian prime and bankers’ acceptance rates, US bank base rates and LIBOR rates. The effective interest rate on the operating and revolving term facilities for 2012 was 3% (2011 – 2.99%). The effective interest rate on actual borrowings under the prior credit facility during 2011 was 2.59%. Excluding the revolving term facility, no amounts were borrowed under either the new or prior credit facilities during 2012.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Senior notes

The senior notes are unsecured obligations and rank equally and ratably with all existing and future senior indebtedness. The notes are redeemable at the Company’s option at any time, in whole or in part, prior to maturity at 100% of the principal amount plus a make-whole premium.

Other

Burrard Landing Lot 2 Holdings Partnership

The Company has a 33.33% interest in the Partnership which built the Shaw Tower project with office/retail space and living/working space in Vancouver, BC. In the fall of 2004, the commercial construction of the building was completed and at that time, the Partnership issued ten year secured mortgage bonds in respect of the commercial component of the Shaw Tower. The bonds bear interest at 6.31% compounded semi-annually and are collateralized by the property and the commercial rental income from the building with no recourse to the Company.

Gain on redemption of debt

In 2011, the Company assumed US $338 senior unsecured notes on acquisition of the Canwest broadcasting business. The US $312 13.5% senior unsecured notes were originally issued on July 3, 2008. For periods up to August 15, 2011, interest was accrued, however was not payable until maturity unless CW Media elected to do so. As at acquisition date, US $26 of accrued interest remained outstanding and was included in the principal debt balance with respect to the period July 3, 2008 to February 15, 2009. Interest for all periods subsequent to February 15, 2009 was paid in cash.

Within 30 days of closing the transaction, a subsidiary of CW Media was required to make a change of control offer at a cash price equal to 101% of the obligations under the US $338 senior unsecured notes in accordance with a related indenture. As a result, on November 15, 2010, an offer was made to purchase all of the notes. An aggregate of US $52 face amount was tendered under the offer and purchased by the Company for cancellation for an aggregate price of US $59 including accrued interest and repurchase premium. In August, 2011, the Company redeemed the remaining outstanding US $260 face amount at 106.75% as set out under the terms of the indenture for an aggregate purchase price of US $320 including accrued interest and prepayment premium.

The Company recorded a gain of $33 in respect of the redemption which resulted from recognizing the remaining unamortized acquisition date fair value adjustment of $57 partially offset by the 1% repurchase and 6.75% redemption premiums totaling $19 and $5 in respect of the write-off of the embedded derivative instrument associated with the early prepayment option.

Debt covenants

The Company and its subsidiaries have undertaken to maintain certain covenants in respect of the credit agreements and trust indentures described above. The Company and its subsidiaries were in compliance with these covenants at August 31, 2012.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Long-term debt repayments

Mandatory principal repayments on all long-term debt in each of the next five years and thereafter are as follows:

$
2013	451
2014	951
2015	18
2016	300
2017	400
Thereafter	3,200

5,320

Interest expense

	2012	2011
	$	$
Interest expense – long-term debt	334	341
Amortization of senior notes discounts	2	2
Amortization of fair value adjustment to debt assumed in the Media business acquisition	–	(8)
Interest income – short-term (net)	(3)	(3)
Capitalized interest	(3)	–

	330	332

14.	OTHER LONG-TERM LIABILITIES

	2012	2011	September 1, 2010
	$	$	$
Pension liabilities [note 26]	401	334	270
Amended cross-currency interest rate agreements [note 28]	–	–	159
CRTC benefit obligations	125	147	–
Post retirement liabilities [note 26]	19	16	–
Program rights liabilities	4	7	–
Other	3	3	–

	552	507	429

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

15.	DEFERRED CREDITS

	2012	2011	September 1, 2010
	$	$	$
IRU prepayments	485	497	510
Equipment revenue	137	120	112
Connection fee and installation revenue	10	10	7
Deposit on future fibre sale	2	2	2
Other	1	1	1

	635	630	632

Amortization of deferred credits for 2012 amounted to $136 (2011 – $126) and was recorded in the accounts as described below.

IRU agreements are in place for periods ranging from 21 to 60 years and are being amortized to income over the agreement periods. Amortization in respect of the IRU agreements for 2012 amounted to $12 (2011 – $13) and was recorded as other amortization. Amortization of equipment revenue for 2012 amounted to $115 (2011 – $107). Amortization of connection fee and installation revenue for 2012 amounted to $9 (2011 – $7) and was recorded as revenue.

16.	SHARE CAPITAL

Authorized

The Company is authorized to issue a limited number of Class A voting participating shares (“Class A Shares”) of no par value, as described below, and an unlimited number of Class B non-voting participating shares (“Class B Non-Voting Shares”) of no par value, Class 1 preferred shares, Class 2 preferred shares, Class A preferred shares and Class B preferred shares.

The authorized number of Class A Shares is limited, subject to certain exceptions, to the lesser of that number of shares (i) currently issued and outstanding and (ii) that may be outstanding after any conversion of Class A Shares into Class B Non-Voting Shares.

2012	2011		2012	2011
Number of securities			$	$
22,520,064	22,520,064	Class A Shares	2	2
421,188,697	415,216,348	Class B Non-Voting Shares	2,455	2,338
12,000,000	12,000,000	Series A Preferred Shares	293	293

455,708,761	449,736,412		2,750	2,633

Class A Shares and Class B Non-Voting Shares

Class A Shares are convertible at any time into an equivalent number of Class B Non-Voting Shares. In the event that a take-over bid is made for Class A Shares, in certain circumstances, the Class B Non-Voting Shares are convertible into an equivalent number of Class A Shares.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Changes in Class A Share capital and Class B Non-Voting Share capital in 2012 and 2011 are as follows:

	Class A Shares		Class B Non-Voting Shares
	Number	$	Number	$
September 1, 2010	22,520,064	2	410,622,001	2,248
Stock option exercises	–	–	2,690,118	51
Dividend reinvestment plan	–	–	1,904,229	39

August 31, 2011	22,520,064	2	415,216,348	2,338
Stock option exercises	–	–	969,803	19
Dividend reinvestment plan	–	–	5,002,546	98

August 31, 2012	22,520,064	2	421,188,697	2,455

Series A Preferred Shares

The Cumulative Redeemable Rate Reset Preferred Shares, Series A (“Series A Preferred Shares”) are classified as equity since redemption, at $25.00 per Series A Preferred Share, is at the Company’s option and payment of dividends is at the Company’s discretion.

Share transfer restriction

The Articles of the Company empower the directors to refuse to issue or transfer any share of the Company that would jeopardize or adversely affect the right of Shaw Communications Inc. or any subsidiary to obtain, maintain, amend or renew a license to operate a broadcasting undertaking pursuant to the Broadcasting Act (Canada).

17.	SHARE-BASED COMPENSATION

Stock option plan

Under a stock option plan, directors, officers, employees and consultants of the Company are eligible to receive stock options to acquire Class B Non-Voting Shares with terms not to exceed ten years from the date of grant. Options granted up to August 31, 2012 vest evenly on the anniversary dates from the original grant date at either 25% per year over four years or 20% per year over five years. The options must be issued at not less than the fair market value of the Class B Non-Voting Shares at the date of grant. The maximum number of Class B Non-Voting Shares issuable under the plan may not exceed 52,000,000. As at August 31, 2012, 17,764,506 Class B Non-Voting Shares have been issued under the plan.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

The changes in options are as follows:

	2012		2011
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding, beginning of year	21,970,400	20.91	23,993,150	20.48
Granted	1,229,000	21.05	3,269,000	20.91
Forfeited	(1,066,925)	20.96	(2,601,632)	20.88
Exercised(1)	(969,803)	17.09	(2,690,118)	17.08

Outstanding, end of year	21,162,672	21.09	21,970,400	20.91

(1)	The weighted average Class B Non-Voting Share price for the options exercised was $20.67.

The following table summarizes information about the options outstanding at August 31, 2012:

	Options outstanding			Options exerciseable
Range of prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$14.85 – $22.27	13,720,672	6.50	$19.29	8,304,972	$18.82
$22.28 – $26.20	7,442,000	5.17	$24.42	7,139,250	$24.51

The weighted average estimated fair value at the date of the grant for common share options granted for the year ended August 31, 2012 was $2.72 (2011 – $3.13) per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2012	2011
Dividend yield	4.48%	4.32%
Risk-free interest rate	1.42%	2.19%
Expected life of options	5 years	5 years
Expected volatility factor of the future expected market price of Class B Non-Voting Shares	24.7%	25.8%

Restricted share unit plan

During 2011, the Company implemented an RSU plan whereby RSUs are granted to eligible employees and officers of the Company. An RSU is a right that tracks the value of one Class B Non-Voting Share and permits the holder to receive a cash payment equal to the market value once RSUs are vested. Market value is determined by the average of the closing prices of the Class B Non-Voting Shares on the Toronto Stock Exchange for the five trading days preceding the applicable payment date as determined by the Company. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with RSUs equal to the dividend. RSUs do not have voting rights as there are no shares underlying the plan.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

During 2012, $2 was recorded as compensation expense (2011 – $1) and at August 31, 2012, the carrying value of the liability was $3 (2011 – $1).

Deferred share unit plan

The Company has a DSU plan for its Board of Directors whereby directors can elect to receive their annual cash compensation, or a portion thereof, in DSUs. In addition, the Company may adjust and/or supplement directors’ compensation with periodic grants of DSUs. A DSU is a right that tracks the value of one Class B Non-Voting Share. Holders will be entitled to a cash payout when they cease to be a director. The cash payout will be based on market value of a Class B Non-Voting Share at the time of payout. When cash dividends are paid on Class B Non-Voting Shares, holders are credited with DSUs equal to the dividend. DSUs do not have voting rights as there are no shares underlying the plan.

During 2012, $1 was recognized as compensation expense (2011 – $1). The carrying value and intrinsic value of DSUs at August 31, 2012 was $6 and $5, respectively (August 31, 2011 – $5 and $4, respectively).

Employee share purchase plan

The Company’s ESPP provides employees with an incentive to increase the profitability of the Company and a means to participate in that increased profitability. Generally, all non-unionized full time or part time employees of the Company are eligible to enroll in the ESPP. Under the ESPP, eligible employees may contribute to a maximum of 5% of their monthly base compensation. The Company contributes an amount equal to 25% of the employee’s contributions.

During the 2012, $5 was recorded as compensation expense (2011 – $4).

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

18.	EARNINGS PER SHARE

Earnings per share calculations are as follows:

	2012	2011
Numerator for basic and diluted earnings per share ($)
Net income from continuing operations	761	559
Deduct: net income attributable to non-controlling interests in subsidiaries	(33)	(19)
Deduct: dividends on Series A Preferred Shares	(15)	(4)

Net income from continuing operations attributable to common shareholders	713	536
Net loss from discontinued operations attributable to common shareholders	–	(89)

Net income attributable to common shareholders	713	447

Denominator (millions of shares)
Weighted average number of Class A Shares and Class B Non-Voting Shares for basic earnings per share	441	435
Effect of potentially dilutive securities(1)	1	1

Weighted average number of Class A Shares and Class B Non-Voting Shares for diluted earnings per share	442	436

Earnings per share – basic ($)
Earnings per share from continuing operations	1.62	1.23
Loss per share from discontinued operations	–	(0.21)

Earnings per share	1.62	1.02

Earnings per share – diluted ($)
Earnings per share from continuing operations	1.61	1.23
Loss per share from discontinued operations	–	(0.21)

Earnings per share	1.61	1.02

(1)	The earnings per share calculation does not take into consideration the potential dilutive effect of certain stock options since their impact is anti-dilutive. For the year ended August 31, 2012, 12,083,206 options were excluded from the diluted earnings per share calculation (2011 – 8,100,404).

19.	DIVIDENDS

Common share dividends

The holders of Class A Shares and Class B Non-Voting Shares are entitled to receive such dividends as the Board of Directors determines to declare on a share-for-share basis, as and when any such dividends are declared or paid. The holders of Class B Non-Voting Shares are entitled to receive during each dividend period, in priority to the payment of dividends on the Class A Shares, an additional dividend at a rate of $0.0025 per share per annum. This additional dividend is subject to proportionate adjustment in the event of future consolidations or subdivisions of shares and in the event of any issue of shares by way of stock dividend. After payment or setting aside for payment of the additional non-cumulative dividends on the Class B Non-Voting Shares, holders of Class A Shares and Class B Non-Voting Shares participate equally, share for share, as to all subsequent dividends declared.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Preferred share dividends

Holders of the Series A Preferred Shares are entitled to receive, as and when declared by the Company’s Board of Directors, a cumulative quarterly fixed dividend yielding 4.50% annually for the initial period ending June 30, 2016. Thereafter, the dividend rate will be reset every five years at a rate equal to the then current 5-year Government of Canada bond yield plus 2.00%. Holders of Series A Preferred Shares will have the right, at their option, to convert their shares into Cumulative Redeemable Floating Rate Preferred Shares, Series B (the “Series B Preferred Shares”), subject to certain conditions, on June 30, 2016 and on June 30 every five years thereafter. The Series B Preferred Shares also represent a series of Class 2 preferred shares and holders will be entitled to receive cumulative quarterly dividends, as and when declared by the Company’s Board of Directors, at a rate set quarterly equal to the then current three-month Government of Canada Treasury Bill yield plus 2.00%.

Dividend reinvestment plan

The Company has a Dividend Reinvestment Plan (“DRIP”) that allows holders of Class A Shares and Class B Non-Voting Shares who are residents of Canada to automatically reinvest monthly cash dividends to acquire additional Class B Non-Voting Shares. During 2011 the Company announced that the Class B Non-Voting Shares distributed under its DRIP would be new shares issued from treasury at a 2% discount from the 5 day weighted average market price immediately preceding the applicable dividend payment date. Previously, the Class B Non-Voting Shares were acquired on the open market at prevailing market prices. The change was effective for the May 30, 2011 dividend payment.

Dividends declared

The dividends per share recognized as distributions to common shareholders for dividends declared during the year ended August 31, 2012 and 2011 are as follows:

2012		2011
Class A Voting Share	Class B Non-Voting Share	Class A Voting Share	Class B Non-Voting Share
0.9550	0.9575	0.9075	0.9100

The Preferred Shares were issued on May 31, 2011. On June 29, 2011, the Company declared dividends of $0.37603 per Preferred Share. The total amount payable was $4 of which $1 was not recognized as at August 31, 2011. The dividend payment was made on September 30, 2011.

On October 20, 2011, January 12, 2012 and April 13, 2012, the Company declared dividends of $0.28125 per Preferred Share. The dividend payments were made on January 3, 2012, April 2, 2012 and July 3, 2012, respectively.

On June 28, 2012, the Company declared dividends of $0.28125 per Preferred Share which were paid on October 1, 2012. The total amount paid was $3 of which $1 was not recognized as at August 31, 2012.

On October 25, 2012, the Company declared dividends of $0.080625 per Class A Voting Share and $0.080833 per Class B Non-Voting Share payable on each of December 28, 2012, January 30, 2013 and February 27, 2013 to shareholders of record at the close of business on December 14, 2012, January 15, 2013 and February 15, 2013, respectively.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

On October 25, 2012, the Company declared dividends of $0.28125 per Preferred Share payable on December 31, 2012 to holders of record at the close of business on December 14, 2012.

20.	OTHER COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Components of other comprehensive income (loss) and the related income tax effects for 2012 are as follows:

	Amount $	Income taxes $	Net $
Adjustment for hedged items recognized in the period	(3)	1	(2)
Actuarial losses on employee benefit plans	(83)	21	(62)

	(86)	22	(64)

Components of other comprehensive income (loss) and the related income tax effects for 2011 are as follows:

	Amount $	Income taxes $	Net $
Change in unrealized fair value of derivatives designated as cash flow hedges	(14)	2	(12)
Adjustment for hedged items recognized in the period	6	(2)	4
Actuarial losses on employee benefit plans	(41)	11	(30)

	(49)	11	(38)

Accumulated other comprehensive income (loss) is comprised of the following:

	2012 $	2011 $	September 1, 2010 $
Fair value of derivatives	(1)	1	9
Actuarial losses on employee benefit plans	(92)	(30)	–

	(93)	(29)	9

21.	OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES

	2012 $	2011 $
Employee salaries and benefits	835	751
Purchases of goods and services	2,036	1,939

	2,871	2,690

22.	OTHER GAINS

Other gains generally includes realized and unrealized foreign exchange gains and losses on US dollar denominated current assets and liabilities, gains and losses on disposal of property, plant and equipment and minor investments, and the Company’s share of the operations of Burrard

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Landing Lot 2 Holdings Partnership. During the current year, the category also includes a loss of $26 related to the electrical fire and resulting water damage at the Company’s head office in Calgary, Alberta as well as a pension curtailment gain of $25. The loss of $26 includes $6 of costs in respect of restoration and recovery activities, including amounts incurred in the relocation of employees, and a write-down of $20 related to the damages sustained to the building and its contents. Insurance recoveries are expected and will be included in Other gains as claims are approved. No insurance recoveries were recorded in 2012. The pension curtailment gain arose due to a plan amendment to freeze salary levels.

23.	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred income tax liabilities and assets are as follows:

	2012 $	2011 $	September 1, 2010 $
Deferred income tax liabilities:
Property, plant and equipment and software assets	133	145	167
Broadcast rights and licenses	840	820	635
Partnership income	271	354	350

	1,244	1,319	1,152

Deferred income tax assets:
Non-capital loss carryforwards	33	50	8
Accrued charges	137	132	63
Foreign exchange on long-term debt and fair value of derivative instruments	3	3	16

	173	185	87

Net deferred income tax liabilities	1,071	1,134	1,065
Deferred income tax assets	14	30	–

Deferred income tax liabilities	1,085	1,164	1,065

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Significant changes recognized to deferred income tax assets (liabilities) are as follows:

	Property, plant and equipment and software assets $	Broadcast rights and licenses $	Partnership income $	Non-capital loss carry- forwards $	Accrued charges $	Foreign exchange on long-term debt and fair value of derivative instruments $	Total $
Balance at September 1, 2010	(167)	(635)	(350)	8	63	16	(1,065)
Recognized in statement of income	(8)	(17)	(3)	(3)	36	(14)	(9)
Recognized in discontinued operations	26	–	–	–	–	–	26
Recognized in other comprehensive income (loss)	–	–	–	–	10	1	11
Recognized on Media business acquisition	4	(168)	(1)	45	23	–	(97)

Balance at August 31, 2011	(145)	(820)	(354)	50	132	3	(1,134)
Recognized in statement of income	12	(18)	83	(17)	(17)	–	43
Recognized in other comprehensive income (loss)	–	–	–	–	22	–	22
Recognized on business acquisition	–	(2)	–	–	–	–	(2)

Balance at August 31, 2012	(133)	(840)	(271)	33	137	3	(1,071)

The Company has capital loss carryforwards of approximately $146 for which no deferred income tax asset has been recognized in the accounts. These capital losses can be carried forward indefinitely.

The Company has taxable temporary differences associated with its investment in its subsidiaries. No deferred tax liabilities have been provided with respect to such temporary differences as the Company is able to control the timing of the reversal and such reversal is not probable in the foreseeable future.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

The income tax expense differs from the amount computed by applying Canadian statutory rates to income before income taxes for the following reasons:

	2012	2011
	$	$
Current statutory income tax rate	26.3%	27.9%

Income tax expense at current statutory rates	256	220
Net increase (decrease) in taxes resulting from:
Effect of tax rate changes	11	–
Recognition of previously unrecognized deferred tax assets	(32)	–
Originating temporary differences recorded at future tax rates expected to be in effect when realized	2	2
Other	(23)	7

Income tax expense	214	229

Due to Canadian federal and provincial enacted corporate income tax rate changes, the statutory income tax rate for the Company decreased from 27.9% in 2011 to 26.3% in 2012.

The components of income tax expense are as follows:

	2012	2011
	$	$
Current income tax expense	257	220

Deferred tax expense (recovery) related to temporary differences	(22)	9
Deferred tax expense from tax rate changes	11	–
Deferred tax recovery from recognition of previously unrecognized deferred tax assets	(32)	–

Income tax expense	214	229

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

24.	BUSINESS SEGMENT INFORMATION

The Company’s operating segments are Cable, Media, DTH and Satellite Services, all of which are substantially located in Canada. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Management evaluates divisional performance based on revenue and operating income before charges such as amortization.

	2012
			Satellite
	Cable $	Media $	DTH $	Satellite Services $	Total $	Intersegment eliminations $	Total $
Revenue	3,193	1,053	763	81	844	(92)	4,998

Operating income before amortization	1,502	332	254	39	293	–	2,127

Operating income as % of revenue	47.0%	31.5%	33.3%	48.1%	34.7%	–	42.6%

Interest(1)							329
Burrard Landing Lot 2 Holdings Partnership							1

							330

Cash taxes(1)							282
Corporate/other							(25)

							257

Capital expenditures and equipment costs (net) by segment
Capital expenditures	729	31	3	8	11	–	771
Equipment costs (net)	81	–	83	–	83	–	164

	810	31	86	8	94	–	935

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment							730
Additions to equipment costs (net)							178
Additions to other intangibles							65

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows							973
Increase in working capital related to capital expenditures							(10)
Increase in customer equipment financing receivables							(16)
Less: Proceeds on disposal of property, plant and equipment							(9)
Less: Satellite services equipment profit(2)							(3)

Total capital expenditures and equipment costs (net) reported by segments							935

See notes following 2011 business segment table.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

	2011
			Satellite
	Cable $	Media $	DTH $	Satellite Services $	Total $	Intersegment eliminations $	Total $
Revenue	3,096	891	745	82	827	(73)	4,741

Operating income before amortization	1,510	252	246	43	289	–	2,051

Operating income as % of revenue	48.8%	28.3%	33.0%	52.4%	34.9%	–	43.3%

Interest(1)							312
Burrard Landing Lot 2 Holdings Partnership							1
Wireless							19

							332

Cash taxes(1)							240
Corporate/other							(20)

							220

Capital expenditures and equipment costs (net) by segment
Capital expenditures	677	27	6	26	32	–	736
Equipment costs (net)	32	–	75	–	75	–	107

	709	27	81	26	107	–	843

Reconciliation to Consolidated Statements of Cash Flows
Additions to property, plant and equipment							705
Additions to equipment costs (net)							120
Additions to other intangibles							65

Total of capital expenditures and equipment costs (net) per Consolidated Statements of Cash Flows							890
Increase in working capital related to capital expenditures							(4)
Increase in customer equipment financing receivables							(13)
Less: Proceeds on disposal of property, plant and equipment							(27)
Less: Satellite services equipment profit(2)							(3)

Total capital expenditures and equipment costs (net) reported by segments							843

(1)	The Company does not report interest or cash taxes on a segmented basis. Interest was allocated to the discontinued Wireless division in 2011 based on the Company’s average cost of borrowing to fund the capital expenditures and operating costs and therefore has not been included in discontinued operations.

(2)	The profit from the sale of satellite equipment is subtracted from the calculation of segmented capital expenditures and equipment costs (net) as the Company views the profit on sale as a recovery of expenditures on customer premise equipment.

25.	COMMITMENTS AND CONTINGENCIES

Commitments

(i)

During prior years, the Company, through its subsidiaries, purchased 28 Ku-band transponders on the Anik F1 satellite and 18 Ku-band transponders on the Anik F2 satellite from Telesat Canada. During 2006, the Company’s traffic on the Anik F1 was transferred to the Anik F1R under a capacity services arrangement which has all of the

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

same substantive benefits and obligations as on Anik F1. In addition, the Company leases a number of C-band and Ku-band transponders. Under the Ku-band F1 and F2 transponder purchase agreements, the Company is committed to paying an annual transponder maintenance fee for each transponder acquired from the time the satellite becomes operational for a period of 15 years.

(ii)	The Company has various long-term commitments of which the majority are for the maintenance and lease of satellite transponders, program related agreements, lease of transmission facilities, and lease of premises as follows:

$
2013	683
2014-2017	892
Thereafter	442

2,017

Program agreements generally commit the Company to acquire specific programs or films or certain levels of future productions. The acquisition of these program rights is contingent on actual production or airing of the programs or films. At August 31, 2012, there is approximately $503 included above in respect of such program rights commitments.

Included in operating, general and administrative expenses are transponder maintenance expenses of $58 (2011 – $58) and rental expenses of $95 (2011 – $90).

(iii)	At August 31, 2012, the Company had capital expenditure commitments in the normal course of business including $22 for transponders on the new Anik G1 satellite which is expected to be available in fiscal 2013.

(iv)	As part of the CRTC decisions approving the acquisition of the broadcasting businesses in 2012 and 2011, the Company is required to contribute approximately $182 in new benefits to the Canadian broadcasting system over seven years. The obligations have been recorded in the income statement at fair value, being the sum of the discounted future net cash flows using appropriate discount rates. In addition, the Company assumed the CRTC benefit obligation from Canwest’s acquisition of Specialty services in 2007. At August 31, 2012, the remaining expenditure commitments in respect of these obligations is $198 which will be funded over future years through fiscal 2019.

Contingencies

The Company and its subsidiaries are involved in litigation matters arising in the ordinary course and conduct of its business. Although resolution of such matters cannot be predicted with certainty, management does not consider the Company’s exposure to litigation to be material to these consolidated financial statements.

Guarantees

In the normal course of business the Company enters into indemnification agreements and has issued irrevocable standby letters of credit and commercial surety bonds with and to third parties.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Indemnities

Many agreements related to acquisitions and dispositions of business assets include indemnification provisions where the Company may be required to make payment to a vendor or purchaser for breach of contractual terms of the agreement with respect to matters such as litigation, income taxes payable or refundable or other ongoing disputes. The indemnification period usually covers a period of two to four years. Also, in the normal course of business, the Company has provided indemnifications in various commercial agreements, customary for the telecommunications industry, which may require payment by the Company for breach of contractual terms of the agreement. Counterparties to these agreements provide the Company with comparable indemnifications. The indemnification period generally covers, at maximum, the period of the applicable agreement plus the applicable limitations period under law.

The maximum potential amount of future payments that the Company would be required to make under these indemnification agreements is not reasonably quantifiable as certain indemnifications are not subject to limitation. However, the Company enters into indemnification agreements only when an assessment of the business circumstances would indicate that the risk of loss is remote. At August 31, 2012, management believes it is remote that the indemnification provisions would require any material cash payment.

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law.

Irrevocable standby letters of credit and commercial surety bonds

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit and commercial surety bonds, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of August 31, 2012, the guarantee instruments amounted to $4. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded on the Company’s consolidated financial statements. The guarantee instruments mature at various dates during fiscal 2013 and 2014.

26.	EMPLOYEE BENEFIT PLANS

Defined contribution pension plans

The Company has defined contribution pension plans for the majority of its non-union and certain union employees and, for the majority of these employees, contributes 5% of eligible earnings to the maximum amount deductible under the Income Tax Act. Total pension costs in respect of these plans for the year were $32 (2011 – $29) of which $20 (2011 – $18) was expensed and the remainder capitalized.

Defined benefit pension plans

The Company provides a non-contributory defined benefit pension plan for certain of its senior executives. Benefits under this plan are based on the employees’ length of service and their highest three-year average rate of eligible pensionable earnings during their years of service. In 2012, the Company closed the plan to new participants and amended the plan to freeze base salary levels at August 31, 2012 for purposes of determining eligible pensionable earnings.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Employees are not required to contribute to this plan and there are no minimum required employer contributions under the plan. Subsequent to year end, the plan became partially funded as the Company made discretionary contributions of $300 to a Retirement Compensation Arrangement Trust.

The table below shows the change in benefit obligation for this plan.

	2012 $	2011 $
Accrued benefit obligation and plan deficit, beginning of year	334	275
Current service cost	7	6
Past service cost	–	–
Interest cost	19	16
Curtailment gain	(25)	–
Actuarial losses	52	43
Payment of benefits to employees	(9)	(6)

Accrued benefit obligation and plan deficit, end of year	378	334

Reconciliation of accrued benefit obligation to Consolidated Statement of Financial Position accrued benefit liability	2012 $	2011 $
Balance of unamortized pension obligation:
Past service costs	1	1

Accrued pension benefit liability recognized in Consolidated Statement of Financial Position:
Accounts payable and accrued liabilities	9	9
Other long-term liabilities	368	324

	377	333

Accrued benefit obligation, end of year as above	378	334

The actuarial losses resulted primarily from changes in interest rate assumptions, salary escalation assumptions, and changes in the mortality table.

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for this plan.

Accrued benefit obligation	2012%		2011%
Discount rate	4.50		5.50
Rate of compensation increase	5.00	(1)	5.00

Benefit cost for the year	2012%	2011%
Discount rate	5.50	5.75
Rate of compensation increase	5.00	5.00

(1)	Applies only to incentive compensation component of eligible pensionable earnings.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2012 by $65 and 2012 pension expensed by $1.

The net pension benefit plan expense is comprised of the following components:

	2012 $	2011 $
Current service cost	7	6
Interest cost	19	16
Curtailment gain	(25)	–
Past service costs	–	1

Pension expense	1	23

The components of pension expense are included in employee salaries and benefits except for the curtailment gain which is included in other gains in the income statement.

As part of the broadcasting business acquisition in 2011, the Company assumed a number of funded defined benefit pension plans which provide pension benefits to certain unionized and non-unionized employees. Benefits under these plans are based on the employees’ length of service and final average salary.

The table below shows the change in the benefit obligations, change in fair value of plan assets and the funded status of these defined benefit plans.

	2012 $	2011 $
Accrued benefit obligation, beginning of year	119	–
Media business acquisition	–	124
Current service cost	4	4
Interest cost	7	6
Employee contributions	1	1
Actuarial losses (gains)	24	(7)
Payment of benefits to employees	(6)	(9)

Accrued benefit obligation, end of year	149	119

Fair value of plan assets, beginning of year	109	–
Media business acquisition	–	110
Employer contributions	10	6
Employee contributions	1	1
Expected return on plan assets	6	6
Actuarial losses	(4)	(5)
Payment of benefit and administrative expenses	(6)	(9)

Fair value of plan assets, end of year	116	109

Accrued benefit liability and plan deficit, end of year	33	10

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

The accrued benefit liability is included in other long-term liabilities. The actuarial gains and losses resulted primarily from changes in interest rate assumptions, salary escalation assumptions, and changes in the mortality table.

The asset allocation of the plans at August 31, 2012 is as follows:

% of plan assets
Equity securities	69
Fixed income securities	31

100

The tables below show the significant weighted-average assumptions used to measure the pension obligation and cost for these plans. The expected rate of return on plan assets is based on investment mix, current yields and past experience.

Accrued benefit obligation	2012%	2011%
Discount rate	4.67	5.75
Rate of compensation increase	3.50	4.00

Benefit cost for the year	2012%	2011%
Discount rate	5.75	5.65
Expected return on plan assets	5.25	6.70
Rate of compensation increase	4.00	3.70

A one percentage point decrease in the discount rate would have increased the accrued benefit obligation at August 31, 2012 by $26 and 2012 pension expense by $1.

The net pension benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

	2012 $	2011 $
Current service cost	4	4
Interest cost	7	6
Expected return on plan assets	(6)	(6)

Pension expense	5	4

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Other benefit plans

As part of the broadcasting business acquisition in fiscal 2011, the Company assumed post employment benefits plans that provide post retirement health and life insurance coverage.

	2012 $	2011 $
Accrued benefit obligation, beginning of year	15	–
Media business acquisition	–	15
Current service cost	1	–
Interest cost	1	1
Plan amendment	–	(1)
Actuarial loss	3	–
Payment of benefits to employees	(1)	–

Accrued benefit obligation and plan deficit, end of year	19	15

Reconciliation of accrued benefit obligation to Consolidated Statement of Financial Position accrued benefit liability	2012 $	2011 $

Balance of unamortized obligation:
Plan amendment	–	(1)

Accrued post-retirement liability recognized in Consolidated Statement of Financial Position:
Other long-term liabilities	19	16

Accrued benefit obligation, end of year as above	19	15

The table below shows the components of the post-retirement benefit plan expense. The net post-retirement benefit plan expense, which is included in employee salaries and benefits expense, is comprised of the following components:

	2012	2011
	$	$
Current service cost	1	–
Interest cost	1	1
Plan amendment	(1)	–

Post-retirement expense	1	1

The discount rates used to measure the post-retirement benefit cost for the year and the accrued benefit obligation as at August 31, 2012 were 5.50% and 4.50%, respectively (2011 – 5.50% and 5.50%, respectively). The assumed health care cost trend rate for the next year used to measure expected benefit costs is 6.39% decreasing to an ultimate rate of 4.58% in 2029. A one percentage point increase in the assumed health care cost trend rate would have increased the service and interest costs and accrued obligation by $nil and $3, respectively. A one percentage point decrease in the assumed health care cost trend rate would have lowered the service and interest costs and accrued obligation by $nil and $3, respectively.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Experience adjustments

The Company’s defined benefit plan experience adjustments were as follows:

	2012 $	2011 $
Unfunded plans:
Experience losses on liabilities	52	43
Funded plans:
Experience losses on assets	4	5
Experience losses (gains) on liabilities	24	(7)

Employer contributions

The Company’s estimated contributions to the defined benefit plans in fiscal 2013 are $311.

27.	RELATED PARTY TRANSACTIONS

Controlling shareholder

The majority of the Class A Shares are held by JR Shaw, members of his family and the companies owned and/or controlled them (the “Shaw Family Group”). All of the Class A Shares held by the Shaw Family Group are subject to a voting trust agreement entered into by such persons. The Shaw Family Group is represented as Directors, Senior Executive and Corporate Officers of the Company.

Significant investments in subsidiaries

The following are the significant subsidiaries of the Company, all of which are incorporated in Canada.

	Ownership Interest
	August 31, 2012	August 31, 2011	September 1, 2010
Shaw Cablesystems Limited	100%	100%	100%
Shaw Cablesystems G.P.	100%	100%	100%
Mountain Cablevision Limited	100%	100%	100%
Shaw Telecom Inc.	100%	100%	100%
Shaw Telecom G.P.	100%	100%	100%
Shaw Satellite Services Inc.	100%	100%	100%
Star Choice Television Network Incorporated	100%	100%	100%
Shaw Satellite G.P.	100%	100%	100%
Shaw Media Inc.	100%	100%	49.9%
Shaw Television Limited Partnership	100%	100%	–

Key management personnel

Key management personnel consist of the Board of Directors and the most senior executive team that have the authority and responsibility for planning, directing and controlling the activities of the Company.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Compensation

The compensation expense of key management personnel is as follows:

	2012	2011
	$	$
Short-term employee benefits	32	35
Post-employment pension benefits	(23)	21
Retirement benefits	–	26
Share-based compensation	3	5

	12	87

Transactions

The Company paid $3 (2011 – $4) for direct sales agent, marketing, installation and maintenance services to a company controlled by a Director of the Company.

During the year, the Company paid $9 (2011 – $6) for remote control units to a supplier where Directors of the Company hold positions on the supplier’s board of directors.

Loans have in the past been granted to executive officers in connection with their employment for periods ranging up to ten years. In 2011, the remaining amount outstanding of $4 was repaid. The effective interest rate on the interest bearing loan for 2011 was 1.0%.

Other related parties

The Company has entered into certain transactions and agreements in the normal course of business with certain of its related parties. These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Corus Entertainment Inc. (“Corus”)

The Company and Corus are subject to common voting control. During the year, network fees of $132 (2011 – $136), advertising fees of $2 (2011 – $1) and programming fees of $1 (2011 – $1) were paid to various Corus subsidiaries and entities subject to significant influence. In addition, the Company provided administrative and other services for $1 (2011 – $1), uplink of television signals for $5 (2011 – $5) and Internet services and lease of circuits for $1 (2011 – $1).

The Company provided Corus with television advertising spots in return for radio and television advertising. No monetary consideration was exchanged for these transactions and no amounts were recorded in the accounts.

Burrard Landing Lot 2 Holdings Partnership

During the year, the Company paid $10 (2011 – $10) to the Partnership for lease of office space in Shaw Tower. Shaw Tower, located in Vancouver, BC, is the Company’s headquarters for its Lower Mainland operations.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Specialty Channels

The Company holds interests in a number of specialty television channels which are subject to either joint control or significant influence. The Company paid network fees of $6 (2011 – $5) and provided uplink of television signals of $1 (2011 – $1) to these channels during the year.

28.	FINANCIAL INSTRUMENTS

Fair values

The fair value of financial instruments has been determined as follows:

(i)	Current assets and current liabilities

The fair value of financial instruments included in current assets and current liabilities approximates their carrying value due to their short-term nature.

(ii)	Investment and other assets and Other long-term assets

The carrying value of investments and other assets approximates their fair value. The fair value of long-term receivables approximates their carrying value as they are recorded at the net present values of their future cash flows, using an appropriate discount rate.

(iii)	Other current/non-current liabilities

The carrying value of the liability in respect of amended cross-currency interest rate agreements, which fixed the settlement of the principal portion of the liability on December 15, 2011, was at amortized cost based on an estimated mark-to-market valuation at the date of amendment. The fair value of this liability was determined using an estimated mark-to-market valuation. The fair value of program rights payable, estimated by discounting future cash flows, approximates their carrying value.

(iv)	Long-term debt

The carrying value of long-term debt is at amortized cost based on the initial fair value as determined at the time of issuance or at the time of a business acquisition. The fair value of publicly traded notes is based upon current trading values. Other notes and debentures are valued based upon current trading values for similar instruments.

(v)	Derivative financial instruments

The fair value of cross-currency interest rate exchange agreements and US currency forward purchase contracts is determined using an estimated credit-adjusted mark-to-market valuation.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

The carrying values and estimated fair values of long-term debt, other liabilities and derivative financial instruments are as follows:

	August 31, 2012		August 31, 2011		September 1, 2010
	Carrying value	Estimated fair value	Carrying value	Estimated fair value	Carrying value	Estimated fair value
	$	$	$	$	$	$
Assets
Derivative financial instruments –
Cross-currency interest rate exchange agreements(1)	–	–	–	–	57	57
US currency forward purchase contracts(1)	–	–	2	2	10	10

	–	–	2	2	67	67
Liabilities
Other current/non-current liability	–	–	161	162	159	160
Long-term debt	5,263	5,753	5,257	5,542	3,983	4,353
Derivative financial instruments –
US currency forward purchase contracts(1)	1	1	–	–	–	–
Cross-currency interest rate exchange agreements(1)	–	–	8	8	87	87

	5,264	5,754	5,426	5,712	4,229	4,600

(1)	Level 2 fair value – determined by valuation techniques using inputs based on observable market data, either directly or indirectly, other than quoted prices.

Derivative financial instruments held at August 31, 2012 have maturity dates throughout fiscal 2013.

As at August 31, 2012 and 2011 and September 1, 2010, US currency forward purchase contracts qualified as hedging instruments and were designated as cash flow hedges. The cross-currency interest rate exchange agreements did not qualify as hedging instruments as the underlying hedged US denominated debt was repaid during 2010.

Upon redemption of US $300 7.2% senior notes in 2010, the Company entered into amended agreements with the counterparties of the cross-currency agreements to fix the settlement of the principal liability on December 15, 2011 at $162. At August 31, 2011, the carrying amount of the liability was $161 (September 1, 2010 – $159).

Risk management

The Company is exposed to various market risks including currency risk and interest rate risk, as well as credit risk and liquidity risk associated with financial assets and liabilities. The Company has designed and implemented various risk management strategies, discussed further below, to ensure the exposure to these risks is consistent with its risk tolerance and business objectives.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Currency risk

Certain of the Company’s capital expenditures and equipment costs are incurred in US dollars, while its revenue is primarily denominated in Canadian dollars. Decreases in the value of the Canadian dollar relative to the US dollar could have an adverse effect on the Company’s cash flows. To mitigate some of the uncertainty in respect to capital expenditures and equipment costs, the Company regularly enters into forward contracts in respect of US dollar commitments. With respect to 2012, the Company entered into forward contracts to purchase US $83 over a period of 12 months commencing in September 2011 at an average exchange rate of 0.9725 Cdn. At August 31, 2012 the Company had forward contracts to purchase US $75 over a period of 12 months commencing in September 2012 at an average exchange rate of 0.9998 Cdn in respect of capital expenditures and equipment costs.

As part of the broadcasting business acquisition in 2011, the Company assumed US dollar denominated debt. To mitigate some of the foreign exchange risk with respect to interest payments and amounts due on redemption of the senior unsecured notes, the Company entered into forward contracts to purchase US $340 at an average exchange rate of 0.9931.

Interest rate risk

Due to the capital-intensive nature of its operations, the Company utilizes long-term financing extensively in its capital structure. The primary components of this structure are a banking facility and various Canadian senior notes with varying maturities issued in the public markets as more fully described in note 13.

Interest on the Company’s banking facility is based on floating rates, while the senior notes are fixed-rate obligations. The Company utilizes its credit facility to finance day-to-day operations and, depending on market conditions, periodically converts the bank loans to fixed-rate instruments through public market debt issues. As at August 31, 2012, 100% of the Company’s consolidated long-term debt was fixed with respect to interest rates.

Market risk

Net income and other comprehensive income for 2012 could have varied if the Canadian dollar to US dollar foreign exchange rates or market interest rates varied by reasonably possible amounts.

The sensitivity to currency risk has been determined based on a hypothetical change in Canadian dollar to US dollar foreign exchange rates of 10%. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest rate exchange agreements and would have changed net income by $nil net of tax (2011 – $1) and other comprehensive income by $5 net of tax (2011 – $4). A portion of the Company’s accounts receivables and accounts payable and accrued liabilities is denominated in US dollars; however, due to their short-term nature, there is no significant market risk arising from fluctuations in foreign exchange rates.

The sensitivity to interest rate risk has been determined based on a hypothetical change of one percentage or 100 basis points. The financial instruments impacted by this hypothetical change include foreign exchange forward contracts and cross-currency interest rate exchange agreements and would not have changed net income in 2012 or 2011. Interest on the Company’s banking facility is based on floating rates and there is no significant market risk arising from fluctuations in interest rates.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Credit risk

Accounts receivable in respect of Cable and Satellite divisions are not subject to any significant concentrations of credit risk due to the Company’s large and diverse customer base. For the Media division, a significant portion of sales are made to advertising agencies which results in some concentration of credit risk. At August 31, 2012, approximately 58% (2011 – 58%) of the $182 (2011 – $176) of advertising receivables is due from the ten largest accounts. The largest amount due from an advertising agency is $20 (2011 – $20) which is approximately 11% (2011 – 12%) of advertising receivables. As at August 31, 2012, the Company had accounts receivable of $433 (August 31, 2011 – $443; September 1, 2010 – $196), net of the allowance for doubtful accounts of $28 (August 31, 2011 – $29; September 1, 2010 – $19). The Company maintains an allowance for doubtful accounts for the estimated losses resulting from the inability of its customers to make required payments. In determining the allowance, the Company considers factors such as the number of days the subscriber account is past due, whether or not the customer continues to receive service, the Company’s past collection history and changes in business circumstances. As at August 31, 2012, $111 (August 31, 2011 – $121; September 1, 2010 – $79) of accounts receivable is considered to be past due, defined as amounts outstanding past normal credit terms and conditions. Uncollectible accounts receivable are charged against the allowance account based on the age of the account and payment history. The Company believes that its allowance for doubtful accounts is sufficient to reflect the related credit risk.

The Company mitigates the credit risk of advertising receivables by performing initial and ongoing credit evaluations of advertising customers. Credit is extended and credit limits are determined based on credit assessment criteria and credit quality. In addition, the Company mitigates credit risk of subscriber receivables through advance billing and procedures to downgrade or suspend services on accounts that have exceeded agreed credit terms.

Credit risks associated with cross-currency interest rate exchange agreements and US currency contracts arise from the inability of counterparties to meet the terms of the contracts. In the event of non-performance by the counterparties, the Company’s accounting loss would be limited to the net amount that it would be entitled to receive under the contracts and agreements. In order to minimize the risk of counterparty default under its swap agreements, the Company assesses the creditworthiness of its swap counterparties. Currently 100% of the total swap portfolio is held by a financial institution with Standard & Poor’s ratings ranging from A+ to A-1.

Liquidity risk

Liquidity risk is the risk that the Company will experience difficulty in meeting obligations associated with financial liabilities. The Company manages its liquidity risk by monitoring cash flow generated from operations, available borrowing capacity, and by managing the maturity profiles of its long-term debt.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company’s undiscounted contractual maturities as at August 31, 2012 are as follows:

	Accounts payable and accrued liabilities(1)	Other liabilities	Long-term debt repayable at maturity	Derivative instruments(2)	Interest payments
	$	$	$	$	$
Within one year	811	–	451	1	317
1 to 3 years	–	4	969	–	528
3 to 5 years	–	–	700	–	456
Over 5 years	–	–	3,200	–	2,475

	811	4	5,320	1	3,776

(1)	Includes accrued interest and dividends of $219.

(2)	The estimated net undiscounted cash outflow for derivative instruments is based on the US dollar foreign exchange rate as at August 31, 2012.

29.	CONSOLIDATED STATEMENTS OF CASH FLOWS

Additional disclosures with respect to the Consolidated Statements of Cash Flows are as follows:

(i)	Funds flow from continuing operations

	2012	2011
	$	$
Net income from continuing operations	761	559
Adjustments to reconcile net income to funds flow from continuing operations:
Amortization	813	739
Program rights	(42)	101
Deferred income tax expense (recovery)	(43)	9
Equity income from associates	–	(14)
Gain on redemption of debt	–	(33)
CRTC benefit obligations [note 3]	2	139
CRTC benefit obligation funding	(48)	(30)
Business acquisition, integration and restructuring expenses	–	37
Gain on remeasurement of interests in equity investments [note 3]	(6)	–
Share-based compensation	5	9
Defined benefit pension plans	(13)	16
Loss (gain) on derivative instruments	(1)	22
Realized loss on settlement of derivative instruments	(7)	(29)
Payments on cross-currency agreements [note 3]	–	(86)
Foreign exchange gain on unhedged long-term debt	–	(17)
Accretion of long-term liabilities and provisions	14	15
Settlement of amended cross-currency interest rate agreements [note 28]	(162)	–
Write-down of property damaged by electrical fire	20	–
Other	6	(4)

Funds flow from continuing operations	1,299	1,433

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

(ii)	Changes in non-cash working capital balances related to continuing operations include the following:

	2012	2011
	$	$
Accounts receivable	22	54
Other current assets	–	(13)
Accounts payable and accrued liabilities and provisions	(37)	(54)
Income taxes payable	31	(187)
Unearned revenue	2	8

	18	(192)

(iii)	Interest and income taxes paid and classified as operating activities are as follows:

	2012	2011
	$	$
Interest	328	332
Income taxes	218	400

(iv)	Non-cash transactions

The Consolidated Statements of Cash Flows exclude the following non-cash transactions:

	2012	2011
	$	$
Issuance of Class B Non-Voting Shares:
Dividend reinvestment plan [note 19]	98	39

30.	CAPITAL STRUCTURE MANAGEMENT

The Company’s objectives when managing capital are:

(i)	to maintain a capital structure which optimizes the cost of capital, provides flexibility and diversity of funding sources and timing of debt maturities, and adequate anticipated liquidity for organic growth and strategic acquisitions;

(ii)	to maintain compliance with debt covenants; and

(iii)	to manage a strong and efficient capital base to maintain investor, creditor and market confidence.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

The Company defines capital as comprising all components of shareholders’ equity (other than non-controlling interests and amounts in accumulated other comprehensive income/loss), long-term debt (including the current portion thereof), and bank indebtedness less cash and cash equivalents.

	August 31, 2012 $	August 31, 2011 $	September 1, 2010 $
Cash and cash equivalents	(427)	(443)	(217)
Long-term debt repayable at maturity	5,320	5,321	4,021
Share capital	2,750	2,633	2,250
Contributed surplus	77	73	67
Retained earnings	1,020	729	679

	8,740	8,313	6,800

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of underlying assets. The Company may also from time to time change or adjust its objectives when managing capital in light of the Company’s business circumstances, strategic opportunities, or the relative importance of competing objectives as determined by the Company. There is no assurance that the Company will be able to meet or maintain its currently stated objectives.

On November 29, 2011 Shaw received the approval of the TSX to renew its normal course issuer bid to purchase its Class B Non-Voting Shares for a further one year period. The Company is authorized to acquire up to 20,000,000 Class B Non-Voting Shares during the period December 1, 2011 to November 30, 2012.

The Company’s banking facility is subject to covenants which include maintaining minimum or maximum financial ratios, including total debt to operating cash flow and operating cash flow to fixed charges. At August 31, 2012, the Company is in compliance with these covenants and based on current business plans and economic conditions, the Company is not aware of any condition or event that would give rise to non-compliance with the covenants.

The Company’s overall capital structure management strategy remains unchanged from the prior year.

31.	TRANSITION TO IFRS

The Company’s date of transition to IFRS is September 1, 2010 and its date of adoption is September 1, 2011.

Exemption elections

The Company’s adoption of IFRS requires application of IFRS 1 which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS annual reporting period retrospectively. However, IFRS 1 does include certain mandatory exceptions and limited optional exemptions in specified areas of certain standards from this general requirement. The Company has elected the following exemptions from the general requirement of retrospective application as follows:

(a)	Business combinations

IFRS 1 provides the option to apply IFRS 3 Business Combinations retrospectively or prospectively from the date of transition. Retrospective application would require

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

restatement of all business combinations that occurred prior to the date of transition. The Company has elected to not restate any business combinations that occurred prior to September 1, 2010. Under Canadian GAAP, the Company had early adopted the new accounting standards for business combinations, consolidation and non-controlling interests effective September 1, 2010, which are aligned with IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements.

(b)	Employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on defined benefit plans deferred under Canadian GAAP in opening retained earnings. The Company elected to recognize the cumulative unamortized actuarial loss in opening retained earnings as at September 1, 2010.

(c)	Borrowing costs

IFRS 1 allows IAS 23 Borrowing Costs to be applied prospectively from the date of transition. The Company has elected to apply IAS 23 prospectively for projects commenced on or after September 1, 2010.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

Reconciliation of Canadian GAAP to IFRS

A.	Consolidated statements of financial position as at September 1, 2010 and August 31, 2011

		September 1, 2010			August 31, 2011
	Explanation	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS

ASSETS
Current
Cash		217	–	217	443	–	443
Account receivable		196	–	196	443	–	443
Inventories		54	–	54	97	–	97
Other current assets	(iii), (iv)	34	–	34	236	(154)	82
Derivative instruments		67	–	67	2	–	2
Assets held for sale		–	–	–	15	–	15
Deferred income tax assets	(iii)	28	(28)	–	26	(26)	–

		596	(28)	568	1,262	(180)	1,082
Investments and other assets		743	–	743	13	–	13
Property, plant and equipment		3,005	–	3,005	3,200	–	3,200
Assets held for sale		–	–	–	1	–	1
Other long-term assets		233	–	233	258	–	258
Deferred income taxes	(iii)	–	–	–	22	8	30
Intangibles	(iv)	5,408	188	5,596	6,955	337	7,292
Goodwill	(iii)	169	–	169	815	(103)	712

		10,154	160	10,314	12,526	62	12,588

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	(i), (v), (vi)	623	77	700	795	83	878
Provisions	(vi)	–	19	19	–	18	18
Income taxes payable	(iii)	171	78	249	12	112	124
Unearned revenue		145	–	145	155	–	155
Current portion of long-term debt		1	–	1	1	–	1
Current portion of derivative instruments		80	–	80	8	–	8
Other liability		–	–	–	161		161

		1,020	174	1,194	1,132	213	1,345
Long-term debt		3,982	–	3,982	5,256	–	5,256
Other long-term liabilities	(ii), (vi)	291	138	429	351	156	507
Provisions	(vi)	–	–	–	–	8	8
Derivative instruments		7	–	7	–	–	–
Deferred credits		632	–	632	630	–	630
Deferred income tax liabilities	(i) to (iv)	1,452	(387)	1,065	1,700	(536)	1,164

		7,384	(75)	7,309	9,069	(159)	8,910
Shareholders’ equity
Common and preferred shareholders	(i) to (v)	2,770	235	3,005	3,216	190	3,406
Non-controlling interests in subsidiaries	(iii)	–	–	–	241	31	272

		2,770	235	3,005	3,457	221	3,678

		10,154	160	10,314	12,526	62	12,588

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

B.	Consolidated statements of income and comprehensive income for the year ended August 31, 2011

	Explanation	Canadian GAAP	Effect of transition to IFRS	IFRS
Revenue		4,741	–	4,741
Operating, general and administrative expenses	(i), (ii)	2,710	(20)	2,690

Operating income before amortization		2,031	20	2,051
Amortization:
Deferred equipment revenue		107	–	107
Deferred equipment costs		(205)	–	(205)
Property, plant and equipment, intangibles and other		(637)	–	(637)

Operating income		1,296	20	1,316
Amortization of financing costs – long-term debt		(4)	–	(4)
Interest expense		(332)	–	(332)
Gain on redemption of debt		33	–	33
CRTC benefit obligation		(139)	–	(139)
Business acquisition, integration and restructuring expenses		(91)	–	(91)
Loss on derivative instruments		(22)	–	(22)
Accretion of long-term liabilities and provisions		(15)	–	(15)
Foreign exchange gain on unhedged long-term debt		17	–	17
Equity income from associates		14	–	14
Other gains		11	–	11

Income before income taxes		768	20	788
Current income tax expense	(iii)	210	10	220
Deferred income tax expense (recovery)	(i) to (iii)	(5)	14	9

Net income from continuing operations		563	(4)	559
Loss from discontinued operations		(89)	–	(89)

Net income		474	(4)	470

Other comprehensive income (loss)
Change in unrealized fair value of derivatives designated as cash flow hedges		(12)	–	(12)
Adjustment for hedged items recognized in the period		4	–	4
Actuarial losses on employee benefit plans	(ii)	–	(30)	(30)

		(8)	(30)	(38)

Comprehensive income		466	(34)	432

Net income attributable to:
Equity shareholders		455	(4)	451
Non-controlling interests in subsidiaries		19	–	19

		474	(4)	470

Comprehensive income attributable to:
Equity shareholders		447	(34)	413
Non-controlling interests in subsidiaries		19	–	19

		466	(34)	432

Earnings per share – basic and diluted
Earnings per share from continuing operations		1.24	(0.01)	1.23
Loss per share from discontinued operations		(0.21)	–	(0.21)

Earnings per share		1.03	(0.01)	1.02

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

The significant differences between Canadian GAAP and IFRS are explained below.

(i)	Share-based compensation

Under IFRS, the fair value of stock options with service conditions is required to be expensed over a vesting period (“graded vesting”) based on when options vest. Under Canadian GAAP, share-based compensation was recognized using a straight-line method.

Under IFRS, cash settled share-based payments, such as DSUs and RSUs, are measured initially and remeasured at the end of each reporting period at fair value as determined by an option pricing model. Under Canadian GAAP, the liability was measured and remeasured at intrinsic values.

(ii)	Employee benefits

As stated in exemption elections above, the Company elected to recognize cumulative unamortized actuarial losses under IFRS in opening retained earnings. Subsequent to the date of transition, actuarial gains and losses are recorded in other comprehensive income at the end of each reporting period. Under Canadian GAAP, actuarial gains and losses were amortized into income on a straight-line basis over the estimated average remaining service life of employees.

Under IFRS, past service costs of defined benefit plans are expensed on a straight-line basis over the vesting period. Under Canadian GAAP, past service costs were amortized on a straight-line basis over the estimated average remaining service life of employees. As part of the retrospective application of IAS 19, all vested past service costs have been recognized in opening retained earnings at the transition date.

(iii)	Income taxes

The expected manner of recovery of intangible assets with indefinite useful lives for the purpose of calculating deferred income taxes is different under IFRS than Canadian GAAP. This difference in inclusion rate results in a reduction in the deferred income tax liability related to these assets at transition and also results in a decrease to goodwill and deferred income tax liability and increase to non-controlling interests in respect of the Media business acquisition in fiscal 2011.

Under IFRS, the Company applies a probable weighted average methodology in respect to its determination of measurement of its tax uncertainties.

Income taxes reflect the tax effect of other IFRS transition adjustments.

Also, under IFRS, deferred income tax assets and liabilities are only classified as long term.

(iv)	Intangibles

Under IFRS, amortization of indefinite-life intangibles is prohibited. Upon transition, amortization of broadcast rights and licenses that had been previously recorded under Canadian GAAP has been reversed and recognized in opening retained earnings at the date of transition.

Under Canadian GAAP, program rights were segregated between current and noncurrent in the statement of financial position based on estimated time of usage. Under IFRS, program rights are segregated between current and noncurrent based on expected life at time of acquisition.

Shaw Communications Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

August 31, 2012 and 2011

[all amounts in millions of Canadian dollars except share and per share amounts]

(v)	Constructive obligation

Under IFRS, constructive obligations must be recognized when certain criteria are met. These have been accrued at the transition date.

(vi)	Provisions

IAS 37 Provisions, Contingent Liabilities and Contingent Assets requires separate disclosure on the face of the statement of financial position. Under Canadian GAAP, separate disclosure was not required, therefore on transition all provisions were reclassified from accounts payable and accrued liabilities or other long-term liabilities.

C.	Consolidated statements of cash flows

The Company’s consolidated statements of cash flows were not materially affected by the transition to IFRS.